
05047702

DIEBOLD

145 Years and...

Still Driven


SEC MAIL
RECEIVED
MAR 1 7 2005
WASH. D.C.
808

ANNUAL REPORT 2004



CUSTOMER SATISFACTION. Ecouter. Escuchar. Слушать. 倾听. In languages across the world – French, Spanish, Russian and Chinese – it's how we're building a leadership position in our core markets. We listen and respond to the needs of our customers.

That means developing and offering a comprehensive global portfolio of professional and maintenance services and solutions that enable customers to select those that add the most value for them. It also means **constantly measuring customer satisfaction and loyalty** to Diebold and its services and products through our global customer satisfaction program. Most important, it means not resting until we improve customer perceptions of our performance.//

Still Listening

SHEILA FRAZIER, national sales manager, Diebold Global Finance Corporation: Across our organization, we're taking the extra step to ensure we are responsive to customers. Who else conducts customer surveys in 14 languages?

One-off, or off-the-shelf: Our industry-leading and leading-edge Agilis software comes prepackaged or can be customized for the needs of financial institutions. Either way, it's designed to operate seamlessly in a multi-vendor environment.

Agilis applications enable financial institutions to create unique experiences at the ATM for individual users. They enhance access to Internet banking features, deliver personalized marketing messages and create one-to-one marketing programs based on demographics, account relations or transaction histories. These benefits help our customers build closer relationships with their customers by optimizing the value and efficiency of their [illegible] networks. That's why four banks in one Scandinavian country recently decided to convert their ATMs to the Agilis software platform.

Still Innovating

ARINDAM LAHA, software engineer III, Global Software Development: Our ability to customize self-service applications that operate seamlessly in a multi-vendor environment sets us apart in a competitive market.




DIEBOLD

[illegible] One new product family. Hundreds of customers in dozens of countries. [illegible] than 20,000 orders. Backed by exemplary global service. It all adds up to one big success [illegible] our No. 1 share of financial self-service market profits.

[illegible] its introduction in 2003, **the Opteva® line of ATMs has revolutionized the financial self-service business**, offering the widest variety of applications, including deposit automation [illegible] such as bulk note acceptance, bill payment and check imaging. Its success has enabled [illegible] to continue our strong momentum as the solutions provider of choice among financial [illegible] and other retailers. //

Still Leading

[illegible]OR FRANK, customer service engineer III, Diebold North America: The success of the new Opteva line of ATMs broadens and deepens our [illegible]tomer relationships, fueling our continued leadership in financial self-service.

GLOBAL MARKETS. New markets, products and services, new ways to leverage our core capabilities. They're all part of our plan to generate continued growth in our core businesses and capture the many opportunities to expand globally.

In the emerging nations of Asia, **we're expanding our direct sales and services operations to better penetrate high-growth markets.** In more developed markets, we're enhancing our professional and managed services offerings. And our leadership in the elections business in the U.S and Brazilian markets demonstrates our ability to apply our expertise to other high-potential businesses. It's why we've gained global market share in financial self service and security every year for the past five years.//

Still Growing

WANG YU, China service operation manager: With a rapidly expanding middle class, retail banking in China is on the rise, opening new growth opportunities for our products and services.





NTEGRATED SOLUTIONS. Not just financial institutions, and not just safes and vaults. Today we [illegible] integrated security solutions to a growing number of customers in government, retail [illegible] commercial markets.

[illegible] on our proven hardware and software capabilities and the ability to integrate our [illegible] and services with those of other companies to provide turnkey offerings, **we're expanding our security business into promising markets that offer significant growth potential.** To that end we acquired several specialized firms that broaden our capabilities and [illegible] to reach new customers and expand our relationships with existing ones. //

Still Secure

ARLA PENNY, team leader, Event Monitoring Center: Our remote monitoring center responds to approximately 50,000 alarms each month. [illegible] this capability beyond banking customers is one way we're leveraging our expertise in security.



Walden W. O'Dell
Chairman and Chief Executive Officer

FELLOW DIEBOLD SHAREHOLDERS: As the cover of our annual report states, Diebold has been conducting business now for more than 145 years. I have been fortunate to lead this company as chairman and chief executive officer for more than five years.

During that time we have faced significant challenges, including market volatility and economic weakness. Additionally, our company has experienced increased competition and continuing transformation within our markets.

We've also faced unprecedented opportunities: expanding our portfolio of products and services for our core self-service and security markets, tapping into new sources of demand in faster growing, developing countries and leveraging our skills and expertise to enter new markets that offer high-growth potential.

Through it all, our management team has been guided by a consistent vision and strategy. The key elements of this vision include attaining global market leadership in financial self-service; developing a comprehensive strategy to harness the power of technology and drive our business forward; enhancing our service capabilities; and becoming a faster, more responsive and efficient company with which it is easy to do business.

STILL FOCUSED. Today we're still focused on these initiatives and, as we measure our progress, two things become clear. First, we've come a long way in a relatively short period of time. And second, we still enjoy significant potential to grow our company, improve how we do business and enhance our profitability.

Let's start by looking at how we have changed over the past five years since 1999:

- Revenue increased 89%, from $1.26 billion in 1999 to $2.38 billion in 2004.
- More of this revenue now comes from recurring services – about 50% in 2004 compared with about 40% in 1999. More revenue also came from international markets, which contributed $903 million in 2004.
- At the same time, we've also more than doubled our security business since 1999, generating $594 million in product and service revenue in 2004.
- Earnings per share rose from $1.85 in 1999 to $2.54 in 2004, a 37% increase.
- Our dividend payout rose to $0.74 per share in 2004, a 23% increase from 1999 and our 51st consecutive annual dividend increase.
- Our total return to shareholders since 1999 was 159% vs. -3% for the S&P 500.


Eric C. Evans
President and
Chief Operating Officer


Walden W. O'Dell
Chairman and
Chief Executive Officer


Gregory T. Geswein
Senior Vice President and
Chief Financial Officer


Thomas W. Swidarski
Senior Vice President, Strategic
Development and Global Marketing

We're proud of these results, and they testify to the hard work, energy and commitment of our employees. We're prouder still of the consistency we've shown in our ability to generate improved results, year in and year out.

What makes us most excited is that we're just at the beginning of our journey. We've only begun to capitalize on the opportunities for profitable growth that lie ahead. We've only begun to harness the power and potential from the significant improvements we've made in how we do business.

OUR MARKETS: STILL DYNAMIC. At the heart of our confidence and enthusiasm about the future is the fact that the markets we serve are still dynamic and still growing.

In developed countries, the financial self-service business is being driven by the introduction of new technology such as Opteva, as well as by the need to upgrade ATM networks due to regulatory, legislative and competitive issues. The recent Check Clearing for the 21st Century (Check 21) Act in the United States, for example, is driving financial institutions to embrace check imaging as a way to reduce transportation costs, processing costs and fraud risks associated with physically processing the original checks. Diebold offers ATM check-imaging solutions to financial institutions wanting to take advantage of opportunities presented by Check 21.

Financial institutions around the world are also seeking to optimize the value of their branch banking networks. In some countries, this stems from the need to more effectively serve a growing middle class customer base through increased automation. As a result, we face significant opportunities to strategically partner with our customers and to provide the products and services they need to optimize their return on investment.

At a time of heightened concern about personal safety and business continuity, the market for security solutions is growing. To address this opportunity, we're continuing to expand our offerings to financial institutions, as well as commercial, government and retail markets. During 2004 we acquired two companies, Antar-Com and TFE Technology, broadening our portfolio of products and services.

The election systems business is another market with significant potential. Although it has been a subject of controversy in recent years, the 2004 U.S. presidential election demonstrated the value of electronic voting to more accurately capture and count every vote cast.

For example, in Georgia the number of uncounted votes in this year's U.S. presidential election plummeted ninefold, compared with the 2000 election, to only 0.39% of votes. The improvement was directly attributable to the reliability of Diebold's electronic touch-screen voting machines, which replaced a clearly less accurate punch card system.

Looking ahead, Diebold Election Systems has the right technology, whether optical scan or touch-screen, to help states and jurisdictions move to meet Congress' deadline for replacing punch card and lever machines by 2006. We can also extend the technology to register more voters and count more absentee ballots. We can find ways to make voting easier and more convenient. And we will continue to work with


$259
$158
$100
$97
99
00
01
02
03
04
Diebold, Incorporated
S&P 500®
S&P Mid Cap 400®

CUMULATIVE TOTAL RETURN
[Based upon an initial investment of $100 on December 31, 1999 with dividends reinvested]


$0.74
$0.68
$0.66
$0.64
$0.62
$0.60
99
00
01
02
03
04

DIVIDENDS PER SHARE
[dollars]

policymakers and other interested parties to address electronic voting concerns and build an election infrastructure worthy of one of the most precious rights we have – the right to vote.

STILL IMPROVING. While the growth and vibrancy of our markets are important factors in our future success, so are the strides we have made, and continue to make, in improving how we do business.

The success of our Opteva ATM family and Agilis software is a case in point. The conception, design, manufacture and marketing of these products marked a turning point for our company. They represent the improvements we have made across our organization in terms of enhancing our interaction with customers, leveraging our research and development capabilities, streamlining and rationalizing our manufacturing operations, improving the efficiency of how we do business and working together more effectively across functions and boundaries.

Because of their importance to our future performance and success, we will continue to focus intently on continued operational improvements as we move forward. Eric Evans, who joined Diebold as president and chief operating officer in January 2004, is superbly qualified to lead these efforts. Eric and the rest of our management team are working hard to capture the potential of these internal dynamics, as well as market opportunities residing on the outside.

STILL ENERGIZED. A dynamic marketplace, an outstanding technological skill set and a strong focus on operational excellence are the key reasons for our confidence in Diebold's future. There is, however, another important factor: the energy that Diebold employees bring to the playing field each and every day – the energy to take the extra step, to improve how we do things, to better serve customers, to build value for shareholders.

In a world in which our customers' needs are ever changing, where our competition isn't standing still and where opportunities are quickly captured or lost, we cannot and will not rest. Not when there's so much more progress to be made and potential to be realized.

Sincerely,

Wally O'Dell

Walden W. O'Dell
Chairman and Chief Executive Officer

CUSTOMER EFFIC

CUSTOMER USABILITY

CUSTOMER PRODUCTIVITY

CUSTOMER PROFITABILITY



PRODUCTS. From financial self-service to security to election systems, technology is at the core of Diebold's product offerings in all of its markets around the world. But in today's highly competitive and cost-conscious business world, even the best technology isn't enough. The days of buying simply for the sake of having the latest and greatest software and hardware are clearly over. Instead, customers increasingly want a total solution to their needs – a solution that offers demonstrated value and enables them to enhance their productivity, efficiency and profitability.

A total solutions approach is precisely what we offer. Our ability to create, market and integrate industry-leading technology, customize it for our customers' individual needs and service it across geographic boundaries is fueling our track record of success. It's also one of the reasons *Business 2.0*, a *Fortune* magazine, named us as one of the fastest growing technology companies in 2004 ranked by growth in revenues, profits and operating cash flow; and why *Forbes* magazine named Diebold one of the Best Managed Companies in America in its January 10, 2005 issue.


TECHNOLOGY
MANUFACTURING
SERVICING
MARKETING
SALES
PRODUCT DEVELOPMENT
CUSTOMER SERVICE
TECHNOLOGY
EUROPE
ASIA
NORTH AMERICA
SALES
MARKETING
MANUFACTURING
SOUTH AMERICA
SERVICING
AUSTRALIA
PRODUCT DEVELOPMENT
CUSTOMER SERVICE
TECHNOLOGY


CUSTOMER SERVICE
PRODUCT DEVELOPMENT
SERVICING
MANUFACTURING
SALES

PEOPLE. Manufacturing workers in China and marketers in Canada; customer service reps in America and country managers in Asia; software developers in India and security specialists in Indonesia; IT professionals in France and internal auditors in Brazil. This is Diebold today, a company of diverse skills and talents whose more than 14,000 employees do business in nearly 90 countries around the world.

It's a world that's filled with endless opportunity and that's endlessly competitive. And it's one in which success is often a function of a company's ability to attract and retain the best people, empower them to perform, harness their knowledge and constantly keep them energized.

One important way we're working toward this goal is by creating a common culture across our business – a culture that's based on collaboration, customer satisfaction and continuous improvement. Toward that end, we continue to invest heavily in the training and skills development that our people – and our company – need to succeed.


EFFICIENCY
SUPPLY CHAIN
MANUFACTURING
ROLLOUT
IT SYSTEMS
PROTOCOLS
FINANCIAL SYSTEMS
OPERATIONAL MANAGEMENT



Becoming faster, better, and more responsive: these are goals on which we're continuously focused. And that's why we continuously work to improve the processes that define how we do business. Such as developing a more efficient and effective supply chain that enhances our ability to make, deliver and install built-to-order products. Or collaborating across time zones and functions to identify and execute global best practices. Or understanding and responding to our customers' needs and challenges.

While we've made solid strides in these and other areas, we're not resting. Significant potential still lies ahead. To capture that potential, we're installing new management, financial and IT systems in our operations around the world that will enable us to collaborate more closely, operate more efficiently and plan more effectively. Our companywide efforts to improve how we do business internally are an important part of our strategy to build value for shareholders by capturing market opportunities on the outside.



Members of Diebold's Executive team left to right: **Gregory T. Geswein, David Bucci, Eric C. Evans, Walden W. O'Dell, Thomas W. Swidarski, Bartholomew J. Frazzitta and Michael J. Hillock.**

FINANCIAL HIGHLIGHTS

Diebold, Incorporated and Subsidiaries

(In thousands except ratios, employees, shareholders and per share amounts)

Years Ended December 31	2004	2003	Percentage Change
Net sales	$2,380,910	$2,109,673	12.9
Operating profit	$ 276,974	$ 257,357	7.6
Income before taxes	$ 268,943	$ 257,023	4.6
Net income	$ 183,957	$ 174,776	5.3
Diluted earnings per share	$ 2.54	$ 2.40	5.8
Capital and rotable expenditures	$ 61,238	$ 72,820	(15.9)
Research, development and engineering	$ 60,015	$ 60,353	(0.6)
Depreciation	$ 53,439	$ 49,653	7.6
Pretax profit as a percentage of net sales	11.3%	12.2%	–
Net cash provided by operating activities	$ 232,648	$ 203,511	14.3
Shareholders' equity	$1,260,475	$1,148,238	9.8
Shareholders' equity per share	$ 17.61	$ 15.81	11.4
Return on average shareholders' equity	15.3%	16.7%	–
Cash dividends paid:			
Total	$ 53,240	$ 49,242	8.1
Per share	$ 0.74	$ 0.68	8.8
Number of employees	14,376	13,401	7.3
Number of shareholders (Note A)	69,613	70,765	(1.6)

Note A – Includes an estimated number of shareholders who have shares held for their accounts by banks, brokers, trustees for benefit plans and the agent for the dividend reinvestment plan.

[Dollars in thousands, except share and per share amounts]

OVERVIEW

The table below presents the changes in comparative financial data from 2002 to 2004. Comments on significant year-to-year fluctuations follow the table. The following discussion should be read in conjunction with the Consolidated Financial Statements and the related notes that appear elsewhere in this document.

	2004			2003			2002	
	Amount	Percentage of Net Sales	Percentage Increase (Decrease)	Amount	Percentage of Net Sales	Percentage Increase (Decrease)	Amount	Percentage of Net Sales
Net sales								
Products	$1,170,492	49.2	14.6	$1,021,386	48.4	11.1	$ 919,127	47.4
Services	1,210,418	50.8	11.2	1,088,287	51.6	6.6	1,021,036	52.6
	2,380,910	100.0	12.9	2,109,673	100.0	8.7	1,940,163	100.0
Cost of sales								
Products	796,721	68.1	17.2	679,864	66.6	9.8	618,999	67.4
Services	905,805	74.8	12.6	804,113	73.9	8.4	741,966	72.7
	1,702,526	71.5	14.7	1,483,977	70.3	9.0	1,360,965	70.1
Gross profit	678,384	28.5	8.4	625,696	29.7	8.0	579,198	29.9
Selling and administrative expense	341,395	14.3	10.8	307,986	14.6	9.1	282,385	14.6
Research, development and engineering expense	60,015	2.5	(0.6)	60,353	2.9	5.0	57,490	3.0
	401,410	16.9	9.0	368,339	17.5	8.4	339,875	17.5
Operating profit	276,974	11.6	7.6	257,357	12.2	7.5	239,323	12.3
Other income (expense) net	(313)	0.0	(104.3)	7,213	0.4	147.7	(15,118)	(0.8)
Minority interest	(7,718)	(0.3)	2.3	(7,547)	(0.4)	33.5	(5,654)	(0.3)
Income before taxes	268,943	11.3	4.6	257,023	12.2	17.6	218,551	11.3
Taxes on income	84,986	3.6	3.3	82,247	3.9	(4.6)	86,250	4.4
Income before cumulative effect of a change in accounting principle	183,957	7.7	5.3	174,776	8.3	32.1	132,301	6.8
Cumulative effect of a change in accounting principle, net of tax	–	–	–	–	–	–	33,147	1.7
Net income	$ 183,957	7.7	5.3	$ 174,776	8.3	76.3	$ 99,154	5.1

Over 145 years ago, Diebold went into the business of making strong, reliable safes. Diebold, Incorporated has a long tradition of safeguarding assets and protecting investments. Today, the company is a global leader in providing integrated self-service delivery systems, security and services to customers within the financial, government, education and retail sectors. In 2003, the company introduced Opteva, a new ATM line within the financial self-service market that provides a higher level of security, convenience and reliability. The new line is powered by Agilis, which is a software platform for financial self-service equipment that was developed by the company in 2002. The combination of Opteva and Agilis provides the ability for financial institutions to customize solutions to meet their consumers' demands and positively affect equipment performance, while providing a safer ATM. The Agilis software platform gives customers the ability to run the same software across their entire network, which helps contain costs and improve financial self-service equipment availability. The new award-winning generation of financial self-service solutions was developed to deter or discourage ATM fraud. Security features were engineered into the design, including consumer awareness mirrors to discourage shoulder surfing and provide consumers with increased security during ATM transactions. Opteva also includes PIN-pad positioning that helps maintain consumer security, a recessed fascia design, card reader technology, with a jitter mechanism, an optional ink-dye system and an envelope depository that is designed to resist trapping. The company's software includes the industry's most advanced ATM protection against viruses, worms and other cyber security threats. Diebold is the only vendor to protect ATMs from threats even before patches are developed and made available. The company established its own Global Security Task Force to collect, analyze, clarify and disseminate news and information about ATM fraud and security. The group includes associates from various departments around the world. These associates work to reduce fraud and to improve security for the industry.

As a result of the company's continued focus to remain a leader in technology, service and security, significant growth in product revenue was attributable to favorable reaction by the financial sector to this new generation of financial self-service solutions. In addition to the advances in the company's product line, the company also made a couple of strategic domestic acquisitions during 2004, which increased its presence in the security market.

The election systems business continued to be a challenge for the company, as lower revenue and the settlement of the civil action in California with the state of California and Alameda County had a significant negative impact on margin and earnings per share. The company continues to face a variety of challenges and opportunities in responding to customer needs within the election systems market. A number of individuals and groups have raised challenges in the media and elsewhere, including legal challenges, about the reliability and security of the company's election systems products and services. The parties making these challenges oppose the use of technology in the electoral process generally and, specifically, have filed lawsuits and taken other actions to publicize what they view as significant flaws in the company's election management software and firmware. These efforts have adversely affected some of the company's customer relations with its election systems customers. Also, the election systems market continues to evolve. Funding is being provided by the federal government and utilized by the states; however, the guidelines and rules governing the election software and hardware have not yet been fully established. As a result, various states and industry experts are interpreting the election requirements differently. Recent changes in the laws under which election-related products must be certified by a number of states have lengthened the certification process and, in some cases, required changes to the company's products. For example, some states are requiring paper receipt printers, and the state of Ohio has decided to adopt mostly optical scan rather than touch-screen technology.

As a result of these challenges, and because 2004 was a presidential election year, the company believes that prospective purchases of voting equipment and services by certain government entities were delayed in 2004. Those entities did not want to introduce a new voting solution in a presidential election year and also wanted to see how successful electronic voting was in states that had already implemented the technology. The delay in orders resulted in higher inventory levels of approximately $32 million and lower voting sales in the range of approximately $65 million to $75 million in 2004. As a result of the positive performance of the company's voting equipment, as well as the performance of electronic voting systems in general, in the past presidential election, and the Help America Vote Act (HAVA) requirement that jurisdictions must have HAVA-compliant equipment installed by January 1, 2006, the company expects to recover a significant portion of the delayed sales in 2005, as well as participate in new jurisdiction decisions to purchase voting equipment in 2005. Despite these expectations, future delays or increase in the costs of providing products and services may be encountered as a result of possible future challenges, changes in the laws and changes to product specifications, any of which may adversely affect the company's election systems sales.

The company intends the discussion of its financial condition and results of operations that follows to provide information that will assist in understanding the financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles, policies and estimates affect the financial statements.

The business drivers of the company's future performance include several factors that include, but are not limited to:

- timing of a self-service upgrade and/or replacement cycle in mature markets such as the United States;
- high levels of deployment growth for new self-service products in emerging markets such as Asia-Pacific;
- demand for new service offerings, including outsourcing or operating a network of ATMs;
- demand beyond expectations for security products and services for the financial, retail and government sectors;

- implementation and timeline for new election systems in the United States;
- the company's strong financial position; and
- the company's ability to successfully integrate acquisitions.

In addition to the business drivers above, as a global operation, the company is exposed to risks that include, but are not limited to:

- competitive pressures, including pricing pressures and technological developments;
- changes in the company's relationships with customers, suppliers, distributors and/or partners in its business ventures;
- changes in political, economic or other factors such as currency exchange rates, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the worldwide business in each of the company's operations;
- acceptance of the company's product and technology introductions in the marketplace;
- unanticipated litigation, claims or assessments;
- ability to reduce costs and expenses and improve internal operating efficiencies;
- variations in consumer demand for financial self-service technologies, products and services;
- challenges raised about reliability and security of the company's election systems products, including the risk that such products will not be certified for use or will be decertified;
- changes in laws regarding the company's election systems products and services; and
- potential security violations to the company's information technology systems.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements of the company are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Management of the company uses all available information, including historical, to make these estimates and assumptions. Actual amounts could differ from these estimates, and different amounts could be reported using different assumptions and estimates.

The company's significant accounting policies are described in Note 1 to the Consolidated Financial Statements. Management believes that, of its significant accounting policies, its policies concerning revenue recognition, allowance for bad debts, inventories, goodwill, and pensions and postretirement benefits are the most critical because they are affected significantly by judgments, assumptions and estimates. Additional information regarding these policies is included below.

Revenue Recognition The company's product revenue consists of sales of ATMs, networking software, servers, security products and voting machines. Service revenue consists of sales of service contracts, installation revenue, maintenance revenue and consultation revenue of bank branch design and security system design. Revenue is recognized only after the earnings process is complete. For product sales, the company determines that the earnings process is complete when the customer has assumed risk of loss of the goods sold and all performance requirements are substantially complete. Election systems revenue is primarily generated through sales contracts consisting of multiple deliverable elements and custom terms and conditions. Each contract is analyzed based on the multiple elements included within the contract. The company determines fair value of deliverables within a multiple element arrangement based on the list price charged when each element is sold separately. Some contracts may contain discounts and, as such, revenue is recognized using the relative fair value method of allocation of revenue to the product and service components of contracts. For service sales, the earnings process is considered complete once the service has been performed or earned.

Allowance for Bad Debts and Credit Risk The company evaluates the collectibility of accounts receivable based on a number of criteria. A percentage of sales is reserved for uncollectible accounts as sales occur throughout the year. This percentage is based on historical loss experience and current trends. This estimate is periodically adjusted for known events such as specific customer circumstances and changes in the aging of accounts receivable balances. Since the company's receivable balance is concentrated primarily in the financial and government sectors, an economic downturn in these sectors could result in higher than expected credit losses.

Inventories Domestic inventories are valued at the lower of cost or market applied on a first-in, first-out basis, and international inventories are valued using the average cost method. At each reporting period, the company identifies and writes down its excess and obsolete inventory to its net realizable value based on forecasted usage, orders and inventory aging. With the development of new products, the company also rationalizes its product offerings and will write down discontinued product to the lower of cost or net realizable value.

Goodwill Effective January 1, 2002, the company tests all existing goodwill at least annually for impairment using the fair value approach on a "reporting unit" basis in accordance with Statement of Financial Accounting Standard (SFAS) No. 142, *Goodwill and Other Intangible Assets*. The company's reporting units are defined as Domestic and Canada, Brazil, Latin America, Asia-Pacific, Europe, Middle East and Africa (EMEA) and Election Systems. The company uses the discounted cash flow method for determining the fair value of its reporting units. As required by SFAS 142, the determination of implied fair value of the goodwill for a particular reporting unit is the excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities in the same manner as the allocation in a business combination. Implied fair value goodwill is determined as the excess of the fair value of the reporting unit over the fair value of its assets and liabilities. The company's fair value model uses inputs such as estimated future segment performance. The company uses the most current information available and performs the annual impairment analysis during the fourth quarter each year. However, actual circumstances could differ significantly from assumptions and estimates made and could result in future goodwill impairment.

Pensions and Postretirement Benefits Annual net periodic expense and benefit liabilities under the company's defined benefit plans are determined on an actuarial basis. Assumptions used in the actuarial calculations have a significant impact on plan obligations and expense. Annually, management and the Investment Committee of the Board of Directors review the actual experience compared with the more significant assumptions used and makes adjustments to the assumptions, if warranted. The healthcare trend rates are reviewed with the actuaries based upon the results of their review of claims experience. The expected long-term rate of return on plan assets is determined using the plans' current asset allocation and their expected rates of return based on a geometric averaging over 20 years. The discount rate is determined by analyzing the average return of high-quality (i.e., AA-rated or better) fixed-income investments and the year-over-year comparison of certain widely used benchmark indices as of the measurement date. The rate of compensation increase assumptions reflects the company's long-term actual experience and future and near-term outlook. Pension benefits are funded through deposits with trustees. The market-related value of plan assets is calculated under an adjusted market value method. The value is determined by adjusting the fair value of assets to reflect the investment gains and losses (i.e., the difference between the actual investment return and the expected investment return on the market-related value of assets) during each of the last five years at the rate of 20 percent per year. Postretirement benefits are not funded and the company's policy is to pay these benefits as they become due.

The following table highlights the sensitivity of our pension obligations and expense to changes in the healthcare cost trend rate:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total of service and interest cost	$ 86	$ (77)
Effect on postretirement benefit obligation	1,424	(1,273)

Amortization of unrecognized net gain or loss resulting from experience different from that assumed and from changes in assumptions (excluding asset gains and losses not yet reflected in market-related value) is included as a component of net periodic benefit cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 5 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If amortization is required, the amortization is that excess divided by the average remaining service period of participating employees expected to receive benefits under the plan.

Certain accounting guidance, including the guidance applicable to pensions, does not require immediate recognition of the effects of a deviation between actual and assumed experience or the revision of an estimate. This approach allows the favorable and unfavorable effects that fall within an acceptable range to be netted. Although this netting occurs outside the basic financial statements, the net amount is disclosed as an unrecognized gain or loss in Note 11 to the Consolidated Financial Statements.

Based on the above assumptions, the company expects pension expense to increase by $3,836 in 2005, increasing from $4,664 in 2004 to approximately $8,500 in 2005. Changes in any of the aforementioned assumptions could result in changes in the related retirement benefit cost and obligation. The company's qualified pension plans remain adequately funded, and the company is not required to make any additional contributions in 2005. Pension expense excludes retiree medical expense, which is also included in operating expenses and was approximately $1,400 and $1,800 in 2004 and 2003, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Capital resources are obtained from income retained in the business, borrowings under the company's committed and uncommitted credit facilities, long-term industrial revenue bonds, and operating and capital leasing arrangements. Refer to Notes 7 and 8 to the Consolidated Financial Statements regarding information on outstanding and available credit facilities and bonds. Refer to the table on the following page for the company's future commitments relating to operating lease agreements. Management expects that cash provided from operations, available credit, long-term debt and the use of operating leases will be sufficient to finance planned working capital needs, investments in facilities or equipment, and the purchase of company stock. Part of the company's growth strategy is to pursue strategic acquisitions. The company has made acquisitions in the past and intends to make acquisitions in the future. The company intends to finance any future acquisitions with either cash provided from operations, borrowings under available credit facilities, proceeds from debt or equity offerings and/or the issuance of common shares.

During 2004, the company generated $232,648 in cash from operating activities, an increase of $29,137, or 14.3 percent from 2003. Cash flows from operating activities are generated primarily from operating income and controlling the components of working capital. Along with the increase in operating income, 2004 cash flows from operations were positively affected by the $2,293 decrease in accounts receivable compared with an increase of $128,929 in 2003. Total sales increased by $271,237 in 2004 versus 2003, while days sales outstanding (DSO) improved 10 days over the same time period. DSO was 63 days at December 31, 2004 compared with 73 days at December 31, 2003. The improvement in DSO was due to a new "order-to-cash" process implemented during 2004. This order-to-cash process enabled a faster turnaround time in collection of payments, resulting in a reduction of past due receivables by 49.0 percent and a reduction of write-offs by 56.0 percent. Included in the December 31, 2004 trade receivables were amounts due from San Diego and San Joaquin counties in California totaling approximately $32,000 related to the election systems business. The company anticipates collection of these receivables beginning in the second quarter of 2005. The increase in inventories negatively affected cash flows from operations by $52,430 in 2004 as compared with an increase of $10,541 in 2003. The increase in inventories was due to the impact of transitioning to the new Opteva product solution and the phaseout of legacy products, as well as anticipated strong first quarter 2005 orders. The increase in demand was due to the success of the Opteva product line. In addition, the change in certain other assets and liabilities negatively affected cash flows from operations by $23,283 as compared with a positive impact of $54,176 in 2003. The change was primarily the result of a decrease in estimated income taxes payable due to the timing of tax payments, which negatively impacted cash flow by $31,876 in 2004 compared to a positive impact of $37,375 in 2003.

The company used $184,312 for investing activities in 2004, an increase of $78,403 or 74.0 percent over 2003. The increase over the prior year was the result of higher acquisition investments, which increased by $51,613, moving from $10,611 in 2003 to $62,224 in 2004. The company's acquisitions in 2004 were in operations in the security market within the United States. In addition to increased acquisition activity, the company had a net increase in investment purchases of $27,739 as compared with net cash proceeds of $25,665 in 2003.

The company used $37,571 for financing activities in 2004, a decrease of $52,141 or 58.1 percent over 2003. The overall decrease in 2004 was primarily due to increased net notes payable borrowings of $79,688 in 2004 as compared with net repayments of $54,829 in 2003. The positive impact of the change in notes payable borrowings was offset by an increase in stock repurchases of $71,897 in 2004 as compared with $2,739 in 2003. In addition, the company paid cash dividends of $53,240 in 2004, an increase of $3,998 or 8.1 percent versus 2003.

The following table summarizes the company's approximate obligations and commitments to make future payments under contractual obligations as of December 31, 2004:

		Payment due by period			
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Operating lease obligations	$185,114	$ 53,046	$76,436	$39,287	$16,345
Industrial development revenue bonds	13,300	–	–	–	13,300
Financing arrangement	11,381	4,357	7,024	–	–
Notes payable	289,510	289,510	–	–	–
	$499,305	$346,913	$83,460	$39,287	$29,645

RESULTS OF OPERATIONS

2004 Comparison with 2003

Net Sales Net sales for 2004 totaled $2,380,910 and were $271,237 or 12.9 percent higher than net sales for 2003. In 2004, the company achieved growth in all sales categories, except election systems. Financial self-service product revenue increased by $132,751 or 19.5 percent over 2003, due to the continued favorable customer response to the Opteva financial self-service product line in the Americas and Asia-Pacific and the positive currency effects in EMEA of $25,273 and Brazil of $9,556. Opteva orders increased $252,463 in 2004 as compared with 2003. Security product revenue increased by $35,780 or 14.1 percent over 2003, which was attributable to increases in the retail, government and financial security markets as a result of growth in the market, complemented by growth resulting from strategic acquisitions and increased market share. Total service revenue for financial self-service and security solutions increased $112,856 or 10.5 percent over 2003 as the company continued to expand its service customer base through increased market share and acquisitions. In 2005, the company expects the net sales growth trends to continue for both financial self-service and security solutions. Financial self-service revenue will benefit from continued customer acceptance of the Opteva product line. In order to sell Opteva products to banks in Western Europe, each bank must certify the product for use on its network. The company anticipates in 2005 increased certifications of Opteva from banks in Western Europe. Security solutions revenue will benefit from an expansion of security product offerings and a strong presence within the security markets.

Election systems net sales of $90,032 decreased by $10,150 or 10.1 percent over 2003 and partially offset the increases in financial self-service and security solutions net sales noted above. The decrease in election systems sales is due to the challenges discussed earlier and because 2004 was a presidential election year, the company believes that prospective purchases of voting equipment and services by certain government entities was delayed in 2004. Those entities did not want to introduce a new voting solution in a presidential election year and also wanted to see how successful electronic voting was in states that had already implemented the technology.

Gross Profit Gross profit for 2004 totaled $678,384, and was $52,688 or 8.4 percent higher than gross profit in 2003. Product gross margin was 31.9 percent in 2004 compared with 33.4 percent in 2003. Product margins in the United States, excluding election systems, improved slightly while international product margins declined, adversely affecting overall product margins by 1.5 percent. The decline in international product margins was due to significant margin weakness in Europe as a result of pricing pressure in that market. Some pricing pressures were also experienced in Latin America and Asia-Pacific, but significantly less than in the European market. In order to compensate for margin weaknesses in Europe, the company plans in 2005 to realign production capacity and streamline its operations and infrastructure in Western Europe. The company anticipates restructuring charges in the range of $.08 to $.11 in 2005 as a result of these actions in Europe. Additionally, in 2005, the company expects increased demand for Opteva products, which carry a higher margin, will help offset the negative effects of pricing pressures to gross margin. The election systems business adversely affected product margins by 0.4 percentage points as a result of lower revenue on fixed costs. Service gross margin in 2004 decreased to 25.2 percent compared with 26.1 percent in 2003. This decline was a result of continued pricing pressures and increased fuel costs. In the United States, service margins improved slightly as the company was able to more than offset the increase in fuel costs with the efficiencies gained from field automation initiatives.

Operating Expenses Total operating expenses as a percentage of net sales improved significantly, moving from 17.5 percent in 2003 to 16.9 percent in 2004. The improved leveraging of selling, general and administrative expenses was achieved due to aggressive cost controls on personnel costs, despite the adverse impact of approximately $3,000 in legal and other expenses related to concluding the civil action in the state of California. The aggressive controls on personnel costs included strictly limiting the rate of replacement and new hires, limiting base compensation increases and implementing a corporatewide efficiency program. In addition, the company was able to hold research and development costs flat because of the benefit from ongoing product rationalization created by the Opteva rollout.

Other Income (Expense) Investment income in 2004 decreased $697 or 5.4 percent compared with 2003 investment income, due to a smaller investment portfolio in 2004. The average investment portfolio decreased by $15,260 compared with 2003. Interest expense in 2004 increased $1,306 or 14.0 percent compared with 2003 due to higher borrowing levels in 2004. Miscellaneous, net changed by $5,523 or 154.8 percent moving from an income position of $3,568 in 2003 to an expense position of $1,955 in 2004. The change in miscellaneous, net was a result of approximately $2,700 in legal and other expenses incurred in 2004 related to concluding the civil action in the state of California as well as a 2003 gain of approximately $3,400 from the early buyout of leased ATM equipment which did not reoccur in 2004.

Taxes on Income The effective tax rate was 31.6 percent in 2004 as compared with 32.0 percent in 2003. The details of the reconciliation between the U.S. statutory rate and the company's effective tax rate are included in Note 13 to the Consolidated Financial Statements.

Net Income Net income for 2004 was $183,957 and increased $9,181 or 5.3 percent over net income for 2003. The increase in net income was due to strong revenue performance accompanied with aggressive operating cost controls and a lower effective tax rate, partially offset by lower gross margins and higher other expenses.

Segment Revenue and Operating Profit Summary Diebold North America (DNA) 2004 net sales of $1,423,625 increased $166,726 or 13.3 percent over 2003 net sales of $1,256,899. The increase in DNA net sales was due to increased product and service revenue from gains in market share for both security and financial-self service and the successful introduction of the Opteva product line. Diebold International (DI) 2004 net sales of $867,253 increased by $114,661 or 15.2 percent compared with 2003 net sales of $752,592. The increase in DI net sales was primarily attributed to strong Asia-Pacific revenue growth of $54,744 or 30.7 percent, led by China and India. Also, DI growth was due to higher revenue in Brazil and positive currency impact in EMEA. The Opteva product was certified for use in Asia-Pacific during 2004, leading to increased customer orders. The Opteva product is expected to receive key customer certifications in Europe in early 2005. Election Systems (ES) 2004 net sales of $90,032 decreased by $10,150 or 10.1 percent compared with 2003 net sales of $100,182 due to challenges and opportunities in responding to customer needs within the election systems market discussed previously.

DNA operating profit in 2004 increased by $42,326 or 23.3 percent compared with 2003 due to increased sales and efficiencies gained from various internal cost control initiatives discussed previously. DI operating profit in 2004 decreased by $8,877 or 12.7 percent compared with 2003. This decrease was due to reduced profitability in EMEA as a result of increased pricing pressure that resulted in lower operating profit margins. ES operating profits declined from $6,119 in 2003 to a loss of $7,713 in 2004. The $13,832 or 226.1 percent decrease in ES operating profit was a result of lower revenue as well as product recertification, legal and other expenses related to concluding the civil action in the state of California.

Refer to Note 16 to the Consolidated Financial Statements for further details of segment revenue and operating profit.

2003 Comparison with 2002

Net Sales Net sales for 2003 totaled $2,109,673 and were $169,510 or 8.7 percent higher than net sales for 2002. The company realized increases in 2003 within both the financial self-service and security product and service categories compared with 2002 results. Financial self-service product revenue increased by $64,713 or 10.5 percent over 2002, primarily due to the introduction of the new Opteva financial self-service product line and the positive currency effects in EMEA and Brazil. Strong customer acceptance of the new Opteva product line during 2003 helped the company gain global market share during the year. Security product revenue increased by $55,478 or 28.1 percent over 2002, which was attributed to increases in the retail, government and financial security markets as a result of growth in the market, increased market share and the addition of several strategic acquisitions during 2003. Total service revenue for financial self-service and security solutions increased $60,141 or 5.9 percent over 2002 as the company continued to expand its service customer base.

Election systems net sales of $100,182 decreased by $10,822 or 9.7 percent over 2002 and partially offset the increases in financial self-service net sales noted above. Diebold Election Systems, Inc. (DESI) remained the leader in the election systems market despite the fact that 2003 orders were slower than anticipated. The election systems market continued to evolve. Funding is being provided by the federal government and utilized by the states; however, the guidelines and rules governing the election software and hardware had not yet been fully established. As a result, various states and industry experts were interpreting the election requirements differently.

Gross Profit Gross profit for 2003 totaled $625,696, and was $46,498 or 8.0 percent higher than gross profit in 2002. Product gross margin was 33.4 percent in 2003 compared with 32.7 percent in 2002. Improved international financial self-service and election systems gross margins helped drive the improvement in total product gross margins. Service gross margin in 2003 decreased to 26.1 percent compared with 27.3 percent in 2002. Increased pricing pressure in North America and Europe as well as a higher mix of installation revenue, which carries lower margins, has contributed to the decrease in service gross margin.

Operating Expenses Total operating expenses were 17.5 percent of net sales, which was consistent with 2002. The improved leveraging of operating expenses was achieved due to aggressive cost controls on personnel costs, offset by the adverse impact of $5,324 from higher pension expense.

Other Income (Expense) Investment income in 2003 increased $4,433 or 51.8 percent compared with 2002 investment income, due to net gains realized from sales and maturities of investments in 2003. Interest expense in 2003 decreased $17,328 or 65.0 percent compared with 2002. The decrease in interest expense was primarily due to the $14,972 interest expense charge resulting from the 2002 settlement of the IRS dispute regarding the deductibility of interest on debt related to COLI. Refer to Note 13 to the Consolidated Financial Statements for further details of the COLI settlement. In addition, the decrease in overall borrowing levels and interest rates also favorably affected interest expense year over year.

Taxes on Income The effective tax rate was 32.0 percent in 2003 as compared with 39.5 percent in 2002. The higher tax rate in 2002 was a direct result of the COLI settlement, which represented 7.5 percent of the 2002 effective tax rate. The details of the reconciliation between the U.S. statutory rate and the company's effective tax rate are included in Note 13 to the Consolidated Financial Statements.

Net Income Net income for 2003 was $174,776 and increased $75,622 or 76.3 percent over net income for 2002. Included in net income for 2002 were the impact of the goodwill write-off of $33,147, net of tax, which was recorded as a cumulative effect of a change in accounting principle, and the effect of the COLI settlement of $26,494, net of tax. Refer to Note 13 to the Consolidated Financial Statements for further details of the COLI settlement.

Segment Revenue and Operating Profit Summary DNA 2003 net sales of $1,256,899 increased $132,017 or 11.7 percent over 2002 net sales of $1,124,882. The increase in DNA net sales was due to increased product and service revenue from gains in market share and the successful introduction of the Opteva financial self-service product line. DI 2003 net sales of $752,592 increased by $48,315 or 6.9 percent compared with 2002 net sales of $704,277. The increase in DI net sales was primarily attributed to strong Asia-Pacific revenue growth of $37,262 or 26.5 percent, and higher revenue from EMEA of $37,873 or 13.4 percent (all of which was due to positive currency impact). These gains were partially offset by a decrease in Latin America. ES 2003 net sales of $100,182 decreased by $10,822 or 9.7 percent compared with 2002 net sales of $111,004 due to election systems orders that were slower than expected.

DNA operating profit in 2003 increased by $10,054 or 5.9 percent compared with 2002. The increase was primarily due to increased sales and efficiencies gained from various internal cost control initiatives, which was partially offset by higher pension costs in 2003. DI operating profit in 2003 increased by $9,654 or 16.1 percent compared with 2002. The increase was primarily due to gains in Asia-Pacific. The $1,674 or 21.5 percent decrease in ES operating profit was a result of lower sales to absorb fixed costs.

Refer to Note 16 to the Consolidated Financial Statements for further details of segment revenue and operating profit.

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position FAS No.106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003* (Act), which supercedes FSP FAS No.106-1, to provide guidance on accounting for the effects of the Act. The Act introduces a prescription drug benefit under Medicare Part D, as well as a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The FSP provides guidance on measuring the accumulated postretirement benefit obligation (APBO) and net periodic postretirement benefit cost, and the effects of the Act on the APBO. In addition, the FSP addresses accounting for plan amendments and requires certain disclosures about the Act and its effects on the financial statements. This FSP is effective for the first interim or annual period beginning after June 15, 2004 for public entities, however; the company elected earlier application. Refer to the required measurements and disclosures in Note 11 to the Consolidated Financial Statements.

In November 2004, the FASB issued SFAS No.151, *Inventory Costs*, which is an amendment of Accounting Research Bulletin No. 43, Chapter 4, *Inventory Pricing*. This statement clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. The provisions of this statement are effective for inventory costs incurred during the fiscal year beginning after June 15, 2005 and are applied on a prospective basis. The company, however, has elected to early adopt the statement as of January 1, 2005, because the company's policies are already consistent with SFAS No.151 related to such inventory costs. As such, adoption of the standard will not affect the Consolidated Financial Statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment*, which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation*. SFAS No. 123(R) supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and amends SFAS No. 95, *Statement of Cash Flows*. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Also, SFAS No.123(R) provides significant additional guidance regarding the valuation of employee stock options. While SFAS No. 123(R) does not require the use of a specific option-pricing model, it does indicate that lattice models usually will provide a better estimate of fair value of an employee stock option. The company currently prepares the pro forma disclosures required under SFAS No. 123 using the Black-Scholes option-pricing model.

SFAS No. 123(R) must be adopted no later than July 1, 2005. Early adoption is permitted in periods in which financial statements have not yet been issued. The company intends to adopt SFAS No. 123(R) on July 1, 2005 using the modified-prospective method. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

- A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No.123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No.123 for all awards granted to employees prior to the effective date of SFAS No.123(R) that remain unvested on the effective date.
- A "modified retrospective" method that includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures of either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

As permitted by SFAS No.123, the company currently accounts for share-based payments to employees using the APB Opinion No. 25 intrinsic-value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of the SFAS No. 123(R) fair value method will affect the company's results of operations. The impact of adoption of SFAS No.123(R) on 2005 net income and earnings per share has not yet been determined. However, had the company adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 1 to the Consolidated Financial Statements. SFAS No.123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. The company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options).

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The company is exposed to foreign currency exchange rate risk inherent in its international operations denominated in currencies other than the U.S. dollar. A hypothetical 10 percent unfavorable movement in the applicable foreign exchange rates would have resulted in a decrease in 2004 and 2003 year-to-date operating profit of approximately $7,200 and $7,800, respectively. The sensitivity model assumes an instantaneous, parallel shift in the foreign currency exchange rates. Exchange rates rarely move in the same direction. The assumption that exchange rates change in an instantaneous or parallel fashion may overstate the impact of changing exchange rates on amounts denominated in a foreign currency.

The company's risk-management strategy uses derivative financial instruments such as forwards to hedge certain foreign currency exposures. The intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. The company does not enter into derivatives for trading purposes. The company's primary exposures to foreign exchange risk are movements in the dollar/euro and dollar/real rates. There were no significant changes in the company's foreign exchange risks compared with the prior period.

The company manages interest rate risk with the use of variable rate borrowings under its committed and uncommitted credit facilities and interest rate swaps. Variable rate borrowings under the credit facilities totaled $289,510 and $190,172 at December 31, 2004 and 2003, respectively. A one percent increase or decrease in interest rates would have resulted in an increase or decrease in interest expense of approximately $2,800 and $1,900 for 2004 and 2003, respectively. The company's primary exposure to interest rate risk is movements in the LIBOR rate, which is consistent with the prior period. The company had no derivative contracts hedging interest rate risk as of December 31, 2004.

CONSOLIDATED BALANCE SHEETS At December 31,

Diebold, Incorporated and Subsidiaries (In thousands, except share and per share amounts)

	2004	2003
ASSETS		
Current assets		
Cash and cash equivalents	$ 184,045	$ 169,951
Short-term investments	31,654	6,150
Trade receivables less allowances of $10,176 for 2004 and $8,713 for 2003	583,658	558,161
Inventories	322,293	262,039
Deferred income taxes	32,101	42,441
Prepaid expenses	22,892	15,780
Other current assets	57,989	50,637
Total current assets	1,234,632	1,105,159
Securities and other investments	52,248	47,386
Property, plant and equipment, at cost	614,114	547,858
Less accumulated depreciation and amortization	346,024	294,703
	268,090	253,155
Deferred income taxes	–	7,024
Goodwill	412,625	331,646
Other assets	167,957	156,132
	$2,135,552	$1,900,502
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Notes payable	$ 289,510	$ 190,172
Accounts payable	140,324	115,133
Estimated income taxes	16,423	48,299
Deferred income	92,862	87,881
Other current liabilities	189,504	166,326
Total current liabilities	728,623	607,811
Pensions and other benefits	41,109	37,815
Postretirement and other benefits	36,910	38,668
Deferred income taxes	11,579	–
Other long-term liabilities	31,324	47,617
Minority interest	25,532	20,353
Shareholders' equity		
Preferred shares, no par value, authorized 1,000,000 shares, none issued	–	–
Common shares, par value $1.25, Authorized 125,000,000 shares, issued 74,233,384 and 73,795,416 shares, respectively outstanding 71,592,293 and 72,649,795 shares, respectively	92,792	92,244
Additional capital	179,259	159,610
Retained earnings	1,113,059	982,342
Treasury shares, at cost (2,641,091 and 1,145,621 shares, respectively)	(113,687)	(42,562)
Accumulated other comprehensive loss	(10,738)	(43,055)
Other	(210)	(341)
Total shareholders' equity	1,260,475	1,148,238
	$2,135,552	$1,900,502

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME Years ended December 31,

Diebold, Incorporated and Subsidiaries (In thousands, except per share amounts)

	2004	2003	2002
Net sales			
Products	$1,170,492	$1,021,386	$ 919,127
Services	1,210,418	1,088,287	1,021,036
	2,380,910	2,109,673	1,940,163
Cost of sales			
Products	796,721	679,864	618,999
Services	905,805	804,113	741,966
	1,702,526	1,483,977	1,360,965
Gross profit	678,384	625,696	579,198
Selling and administrative expense	341,395	307,986	282,385
Research, development and engineering expense	60,015	60,353	57,490
	401,410	368,339	339,875
Operating profit	276,974	257,357	239,323
Other income (expense)			
Investment income	12,299	12,996	8,563
Interest expense	(10,657)	(9,351)	(26,679)
Miscellaneous, net	(1,955)	3,568	2,998
Minority interest	(7,718)	(7,547)	(5,654)
Income before taxes	268,943	257,023	218,551
Taxes on income	84,986	82,247	86,250
Net income before cumulative effect of a change in accounting principle	183,957	174,776	132,301
Cumulative effect of a change in accounting principle, net of tax	–	–	33,147
Net income	$ 183,957	$ 174,776	$ 99,154
Basic weighted-average number of shares	72,000	72,417	71,984
Diluted weighted-average number of shares	72,534	72,924	72,297
Basic earnings per share:			
Income before cumulative effect of a change in accounting principle, net of taxes	$ 2.55	$ 2.41	$ 1.84
Cumulative effect of a change in accounting principle, net of taxes	$ –	$ –	$ (0.46)
Net income	$ 2.55	$ 2.41	$ 1.38
Diluted earnings per share:			
Income before cumulative effect of a change in accounting principle, net of taxes	$ 2.54	$ 2.40	$ 1.83
Cumulative effect of a change in accounting principle, net of taxes	$ –	$ –	$ (0.46)
Net income	$ 2.54	$ 2.40	$ 1.37

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Diebold, Incorporated and Subsidiaries (In thousands, except share amounts)

	Common Shares						Accumulated Other		
	Number	Par Value	Additional Capital	Retained Earnings	Treasury Shares	Compre-hensive Income (Loss)	Compre-hensive Loss	Other	Total
Balance, January 1, 2002	72,195,600	$90,245	$103,390	$ 805,182	$ (28,724)		$ (60,446)	$(6,537)	$ 903,110
Net income				99,154		$ 99,154			99,154
Translation adjustment						(39,291)			(39,291)
Pensions						(3,012)			(3,012)
Unrealized gain on investment securities						336			336
Other comprehensive loss						(41,967)	(41,967)		
Comprehensive income						$ 57,187			
Stock options exercised	199,406	249	5,668						5,917
Restricted shares	29,330	37	1,035					924	1,996
Performance shares	48,813	61	1,725						1,786
Global acquisition	516,343	645	19,177						19,822
Dividends declared and paid				(47,528)					(47,528)
Treasury shares					(1,467)				(1,467)
Balance, December 31, 2002	72,989,492	$91,237	$130,995	$ 856,808	$ (30,191)		$(102,413)	$(5,613)	$ 940,823
Net income				174,776		$174,776			174,776
Translation adjustment						58,294			58,294
Pensions						(610)			(610)
Unrealized gain on investment securities						1,674			1,674
Other comprehensive income						59,358	59,358		
Comprehensive income						$234,134			
Stock options exercised	662,035	827	22,701						23,528
Restricted shares	10,000	13	375					5,272	5,660
Performance shares	17,960	22	844						866
DIMS acquisition	115,929	145	4,695						4,840
Dividends declared and paid				(49,242)					(49,242)
Treasury shares					(12,371)				(12,371)
Balance, December 31, 2003	73,795,416	$92,244	$159,610	$ 982,342	$ (42,562)		$ (43,055)	$ (341)	$1,148,238
Net income				183,957		$183,957			183,957
Translation adjustment						33,027			33,027
Pensions						(710)			(710)
Other comprehensive income						32,317	32,317		
Comprehensive income						$216,274			
Stock options exercised	302,754	379	11,217						11,596
Restricted shares	5,000	6	259					131	396
Restricted stock units	200		10						10
Performance shares	130,014	163	6,723						6,886
NCI acquisition			1,440		3,127				4,567
Dividends declared and paid				(53,240)					(53,240)
Treasury shares					(74,252)				(74,252)
Balance, December 31, 2004	74,233,384	$92,792	$179,259	$1,113,059	$(113,687)		$ (10,738)	$ (210)	$1,260,475

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31,

Diebold, Incorporated and Subsidiaries (In thousands)

	2004	2003	2002
Cash flow from operating activities:			
Net income	$ 183,957	$ 174,776	$ 99,154
Adjustments to reconcile net income to cash provided by operating activities:			
Minority share of income	7,718	7,547	5,654
Depreciation and amortization	74,983	68,698	60,872
Deferred income taxes	28,486	(10,166)	12,980
Loss on sale of assets, net	412	540	1,168
Cumulative effect of accounting change	–	–	38,859
Cash provided (used) by changes in certain assets and liabilities:			
Trade receivables	2,293	(128,929)	(8,596)
Inventories	(52,430)	(10,541)	4,688
Prepaid expenses	(6,402)	1,585	(3,638)
Other current assets	(407)	30,423	24,088
Accounts payable	17,321	15,402	(31,698)
Certain other assets and liabilities	(23,283)	54,176	6,782
Net cash provided by operating activities	232,648	203,511	210,313
Cash flow from investing activities:			
Payments for acquisitions, net of cash acquired	(62,224)	(10,611)	(3,682)
Proceeds from maturities of investments	12,418	51,134	68,752
Proceeds from sales of investments	–	31,505	5,751
Payments for purchases of investments	(40,157)	(56,974)	(35,033)
Capital expenditures	(50,200)	(48,262)	(37,593)
Rotable spares expenditures	(11,038)	(24,558)	(12,745)
Increase in certain other assets	(33,111)	(48,143)	(44,659)
Net cash used by investing activities	(184,312)	(105,909)	(59,209)
Cash flow from financing activities:			
Dividends paid	(53,240)	(49,242)	(47,528)
Notes payable borrowings	917,632	447,324	599,513
Notes payable repayments	(837,944)	(502,153)	(627,127)
Distribution of affiliates' earnings to minority interest holder	(540)	(359)	(151)
Issuance of common shares	8,418	17,457	4,362
Repurchase of common shares	(71,897)	(2,739)	–
Net cash used by financing activities	(37,571)	(89,712)	(70,931)
Effect of exchange rate changes on cash	3,329	6,615	1,505
Increase in cash and cash equivalents	14,094	14,505	81,678
Cash and cash equivalents at the beginning of the year	169,951	155,446	73,768
Cash and cash equivalents at the end of the year	$ 184,045	$ 169,951	$ 155,446
Cash paid for:			
Income taxes	$ 85,893	$ 40,944	$ 50,083
Short-term interest	8,776	5,400	7,455
Long-term interest	176	188	356
Significant noncash items:			
Issuance of treasury shares for NCI acquisition	$ 4,567	$ –	$ –
Issuance of common shares for DIMS acquisition	–	4,840	–
Issuance of common shares for DESI acquisition	–	–	19,822
Financing arrangement to purchase fixed assets	–	–	24,862

See accompanying Notes to Consolidated Financial Statements.

[Dollars in thousands, except per share amounts and as noted]

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation The Consolidated Financial Statements include the accounts of the company and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of estimates in preparation of Consolidated Financial Statements The preparation of the Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications The company has reclassified the presentation of certain prior-year information to conform to the current presentation.

In December 2004, the staff of the SEC raised concerns about the proper presentation of the statement of cash flows for companies who have captive financing subsidiaries. Prior to December 2004, the company reflected activity pertaining to DCC, its financing subsidiary, and its securitization program in the "investing" and "financing" sections of the statement of cash flows. As a result of the concerns raised by the SEC, that include requirements that companies report cash receipts from the sale of inventory through their leasing companies within the operating activities section of the statement of cash flows, the company has reclassified prior periods of the statement of cash flows in order to properly address these concerns. A reconciliation is provided below:

	2003	2002
Cash flows from operating activities:		
Net cash provided by operating activities as previously reported	$ 209,899	$ 163,501
Reclass from investing activities	23,834	52,359
Reclass from financing activities	(30,222)	(5,547)
Net cash provided by operating activities as reclassified	$ 203,511	$ 210,313
Cash flows from investing activities:		
Net cash used by investing activities as previously reported	$ (82,075)	$ (6,850)
Reclass:		
Net decrease (increase) in finance receivables	5,558	(25,088)
Cash received from DCCF	(29,392)	(27,271)
Total reclass	(23,834)	(52,359)
Net cash used by investing activities as reclassified	$(105,909)	$ (59,209)

	2003	2002
Cash flows from financing activities:		
Net cash used by financing activities as previously reported	$(119,934)	$ (76,478)
Reclass:		
Payments on securitization	23,252	7,421
Other reclassifications to conform to current presentation	6,970	(1,874)
Subtotal	30,222	5,547
Net cash used by financing activities as reclassified	$ (89,712)	$ (70,931)

Statements of cash flows For the purpose of the Consolidated Statements of Cash Flows, the company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

International operations The financial statements of the company's international operations are measured using local currencies as their functional currencies, with the exception of Venezuela, Mexico, Argentina and Ecuador, which are measured using the U.S. dollar as their functional currency. The company translates the assets and liabilities of its non-U.S. subsidiaries at the exchange rates in effect at year-end and the results of operations at the average rate throughout the year. The translation adjustments are recorded directly as a separate component of shareholders' equity, while transaction gains (losses) are included in net income. Sales to customers outside the United States approximated 39.3 percent of net sales in 2004, 36.9 percent of net sales in 2003 and 37.1 percent of net sales in 2002.

Financial instruments The carrying amount of financial instruments, including cash and cash equivalents, trade receivables and accounts payable, approximated their fair value as of December 31, 2004 and 2003 because of the relatively short maturity of these instruments.

Revenue recognition The company's revenue recognition policy is consistent with the requirements of Statement of Position (SOP) 97-2, *Software Revenue Recognition* and Staff Accounting Bulletin 104 (SAB 104). In general, the company records revenue when it is realized, or realizable and earned. The company considers revenue to be realized or realizable and earned when the following revenue recognition requirements are met: persuasive evidence of an arrangement exists, which is a customer contract; the products or services have been provided to the customer; the sales price is fixed or determinable within the contract; and collectibility is probable. The sales of the company's products do not require significant production, modification or customization of the hardware or software after it is shipped.

The company offers the following product groups and related services to its customers:

Self-Service Products Self-service products pertain to Automated Teller Machines (ATMs). Included within the ATM is software, which operates the ATM. As such, the related software is considered an integral part of the equipment since without it, the equipment can not function. Revenue is recognized in accordance with Statement of Position (SOP) 97-2, *Software Revenue Recognition*. The company also provides service contracts on ATMs.

Service contracts typically cover a 12-month period and can begin at any given month during the year after the standard 90-day warranty period expires. The service provided under warranty is significantly limited as compared to those offered under service contracts. Further, warranty is not considered a separate element of the sale. The company's warranties cover only replacement of parts inclusive of labor. Service contracts are tailored to meet the individual needs of each customer. Service contracts provide additional services beyond those covered under the warranty, and usually include preventative maintenance service, cleaning, supplies stocking and cash handling all of which are not essential to the functionality of the equipment. For sales of service contracts, where the service contract is the only element of the sale, revenue is recognized ratably over the life of the contract period. In contracts that involve multiple-element arrangements, amounts deferred for services are determined based upon vendor specific objective evidence of the fair value of the elements as prescribed in SOP 97-2. The company determines fair value of deliverables within a multiple element arrangement based on the list price charged when each element is sold separately.

Physical Security and Facility Products The company's Physical Security and Facility Products division designs and manufactures several of the company's financial service solutions offerings, including the RemoteTeller System™ (RTS). The business unit also develops vaults, safe deposit boxes and safes, drive-up banking equipment and a host of other banking facilities products. Revenue on sales of the products described above is recognized when the four revenue recognition requirements of SAB 104 have been met.

Election Systems The company, through its wholly owned subsidiaries DESI and Diebold Procomp, offers electronic voting systems. Election systems revenue consists of election equipment, software, training, support, installation and maintenance. The election equipment and software components are included in product revenue. The training, support, installation and maintenance components are included in service revenue. The election systems contracts contain multiple deliverable elements and custom terms and conditions. The company recognizes revenue for delivered elements only when the fair values of undelivered elements are known, uncertainties regarding customer acceptance are resolved and there are no customer-negotiated refund or return rights affecting the revenue recognized for delivered elements. The company determines fair value of deliverables within a multiple element arrangement based on the list price charged when each element is sold separately. Some contracts may contain discounts and, as such, revenue is recognized using the relative fair value method of allocation of revenue to the product and service components of contracts. Revenue on election systems contracts is recognized in accordance with SOP 97-2.

Integrated Security Solutions Diebold Integrated Security Solutions provide global sales, service, installation, project management and monitoring of original equipment manufacturer (OEM) electronic security products to financial, government, retail and commercial customers. These solutions provide the company's customers a single-source solution to their electronic security needs. Revenue is recognized in accordance with SAB 104. Revenue on sales of the products described above is recognized upon shipment, installation or customer acceptance of the product as defined in the customer contract. In contracts that involve multiple-element arrangements, amounts deferred for services are determined based upon vendor specific objective evidence of the fair value of the elements as prescribed in EITF 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables*.

Software Solutions and Services The company offers software solutions consisting of multiple applications that process events and transactions (networking software) along with the related server. Sales of networking software represent software solutions to customers that allow them to network various different vendors' ATMs onto one network and revenue is recognized in accordance with SOP 97-2.

Included within service revenue is revenue from software support agreements, which are typically 12 months in duration and pertain to networking software. For sales of software support agreements, where the agreement is the only element of the sale, revenue is recognized ratably over the life of the contract period. In contracts that involve multiple-element arrangements, amounts deferred for support are determined based upon vendor specific objective evidence of the fair value of the elements as prescribed in SOP 97-2.

Depreciation and amortization Depreciation of property, plant and equipment is computed using the straight-line method for financial statement purposes. Accelerated methods of depreciation are used for federal income tax purposes. Amortization of leasehold improvements is based upon the shorter of original terms of the lease or life of the improvement.

Shipping and handling costs The company recognizes shipping and handling fees billed when products are shipped or delivered to a customer, and includes such amounts in net sales. Third party freight payments are recorded in cost of sales.

Research, development and engineering Total research, development and engineering costs charged to expense were $60,015, $60,353 and $57,490 in 2004, 2003 and 2002, respectively.

Advertising costs Advertising costs are expensed as incurred. Total advertising costs charged to expense were $12,557, $12,086 and $12,227 in 2004, 2003 and 2002, respectively.

Stock-based compensation Compensation cost is measured on the date of grant only if the current market price of the underlying stock exceeds the exercise price. The company provides pro forma net income and pro forma net earnings per share disclosures for employee stock option grants made in 1995 and subsequent years as if the fair value based method had been applied in accordance with SFAS No. 123, *Accounting for Stock Based Compensation*. The company's stock options are accounted for in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*. As a result, no compensation expense has been recognized in the "as reported" amounts listed in the table below.

In the following chart, the company provides net income and basic earnings per share reduced by the pro forma amounts calculating compensation cost for the company's fixed stock option plan under the fair-value method. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 2004, 2003 and 2002, respectively: risk-free interest rate of 2.8, 2.8 and 4.2 percent; dividend yield of 1.5, 1.8 and 1.9 percent; volatility of 38, 41 and 42 percent; and average expected lives of six years for management and four years for executive management and nonemployee directors.

	2004	2003	2002
Net income			
As reported	$183,957	$174,776	$99,154
Pro forma	$179,453	$170,776	$95,956
Earnings per share			
As reported			
Basic	$ 2.55	$ 2.41	$ 1.38
Diluted	$ 2.54	$ 2.40	$ 1.37
Pro forma			
Basic	$ 2.49	$ 2.36	$ 1.33
Diluted	$ 2.48	$ 2.34	$ 1.33
Weighted-average fair value of options granted during the year	$ 16	$ 12	$ 13

Earnings per share Basic earnings per share are computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if common stock equivalents were exercised and then shared in the earnings of the company.

Trade receivables The concentration of credit risk in the company's trade receivables with respect to financial and government sectors is substantially mitigated by the company's credit evaluation process and the geographical dispersion of sales transactions from a large number of individual customers. The company maintains allowances for potential credit losses, and such losses have been minimal and within management's expectations. The allowance for doubtful accounts is estimated based on various factors including revenue, historical credit losses and current trends.

Inventories Domestic inventories are valued at the lower of cost or market applied on a first-in, first-out basis, and international inventories are valued using the average cost method. At each reporting period, the company identifies and writes down its excess and obsolete inventory to its net realizable value based on forecasted usage, orders and inventory aging. With the development of new products, the company also rationalizes its product offerings and will write down discontinued product to the lower of cost or net realizable value.

Other assets Included in other assets are capitalized computer software development costs of $29,518 and $26,644 as of December 31, 2004 and 2003, respectively. Amortization expense on capitalized software was $10,039 and $9,152 for 2004 and 2003, respectively. Other long-term assets also consist of pension assets, finance receivables, tooling, investments in service contracts and customer demonstration equipment. Where applicable, other assets are stated at cost and, if applicable, are amortized ratably over the relevant contract period or the estimated life of the assets of three to five years.

Goodwill Goodwill is the cost in excess of the net assets of acquired businesses. These assets are stated at cost and, effective January 1, 2002, are no longer amortized, but evaluated at least annually for impairment, in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 establishes accounting and reporting standards for acquired goodwill and other intangible assets in that goodwill and other intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives.

Under SFAS No. 142, the company is required to test all existing goodwill for impairment on a "reporting unit" basis. The reporting units were determined on a geographical basis that combines two or more component-level reporting units with similar economic characteristics within a single reporting unit. A fair-value approach is used to test goodwill for impairment. The company uses the discounted cash flow method for determining the fair value of its reporting units. As required by SFAS No. 142, the determination of implied fair value of the goodwill for a particular reporting unit is the excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities in the same manner as the allocation in a business combination. Implied fair value goodwill is determined as the excess of the fair value of the reporting unit over the assets and liabilities. When available and as appropriate, comparative market multiples were used to corroborate results of the discounted cash flows. An impairment charge is recognized for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value.

In June 2002, the company completed the transitional goodwill impairment test in accordance with SFAS No.142, which resulted in a noncash charge of $38,859 ($33,147 after tax, or $0.46 per share) and is reported in the caption "Cumulative effect of a change in accounting principle" for the year ended December 31, 2002. All of the charge related to the company's businesses in Latin America and Brazil. The primary factor that resulted in the impairment charge was the difficult economic environment in those markets. No impairment charge was appropriate under previous goodwill impairment standards, which were based on undiscounted cash flows. The company performed annual impairment tests as of November 30, 2004, 2003 and 2002 resulting in no impairment.

The changes in carrying amount of goodwill for the years ended December 31, 2004 and 2003 are as follows:

	DNA	DI	Election Systems	Total
Balance at January 1, 2003	$25,820	$201,757	$41,029	$268,606
Goodwill of acquired businesses	844	17,020	5,589	23,453
Currency translation adjustment	264	39,323	–	39,587
Balance at December 31, 2003	$26,928	$258,100	$46,618	$331,646
Goodwill of acquired businesses	53,757	5,241	–	58,998
Currency translation adjustment	113	21,868	–	21,981
Balance at December 31, 2004	$80,798	$285,209	$46,618	$412,625

Taxes on income Deferred taxes are provided on an asset and liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Deferred income Deferred income is largely related to service contracts and deferred installation revenue. Service contract revenue may be billed in advance of the service period. Service contract revenue is recognized as it is earned on a straight-line basis over the contract period.

Comprehensive income (loss) The company displays comprehensive income (loss) in the Consolidated Statements of Shareholders' Equity and accumulated other comprehensive loss separately from retained earnings and additional capital in the Consolidated Balance Sheets and Statements of Shareholders' Equity. Items considered to be other comprehensive income (loss) include adjustments made for foreign currency translation (under SFAS No. 52), pensions (under SFAS No. 87) and unrealized holding gains and losses on available-for-sale securities (under SFAS No. 115).

Accumulated other comprehensive loss consists of the following:

	2004	2003	2002
Translation adjustment	$ (2,783)	$(35,810)	$ (94,104)
Pensions less accumulated taxes of $(3,541), $(3,159) and $(2,829), respectively	(7,955)	(7,245)	(6,635)
Unrealized losses on investment securities less accumulated taxes of $0, $0 and $550, respectively	–	–	(1,674)
	$(10,738)	$(43,055)	$(102,413)

Translation adjustments are not booked net of tax. Those adjustments are accounted for under the indefinite reversal criterion of APB Opinion 23, *Accounting for Income Taxes – Special Areas.*

NOTE 2: SECURITIZATIONS

In 2001, the company entered into a securitization agreement, which involved the sale of a pool of its lease receivables to a wholly owned, unconsolidated, qualified special purpose subsidiary, DCC Funding LLC (DCCF). One of the conditions set forth in the securitization agreement between DCCF and the conduit was that the composition of the pool of securitized lease receivables represent only customers with an AA credit rating or higher. The pool of lease receivables included within the securitized program consisted primarily of one large customer with such a credit rating. During the third quarter of 2004, this customer, with approval from the conduit, elected to transfer its leasing rights to another entity. This other entity had a credit rating of less than the required rating to remain securitized in accordance with the securitization agreement, which led to the termination of the securitization agreement. As a result of the termination, the balance of the securitized pool of lease receivables of $35,905 was recorded on the company's Consolidated Financial Statements and the 364-day facility agreement balance of $28,973 that funded the securitization was repaid.

The company did not initiate any unilateral right to cause the termination of the securitization, nor did the company have the unilateral ability to cause DCCF to liquidate or change DCCF.

The following schedule represents the activity pertaining to the securitization for the years ended December 31, 2004, 2003 and 2002, respectively:

	2004	2003	2002
Proceeds:			
Securitizations	$ –	$ 248	$ 8,500
Payments to DCCF	(37,639)	(23,500)	(15,921)
Net securitization payments*	$(37,639)	$(23,252)	$ (7,421)
Cash received from DCCF*	$ 10,726	$ 29,392	$ 27,271

*Included as part of the change in certain other assets and liabilities within the operating activities section of the consolidated cash flows statement.

Subsequent sales of lease receivables totaling $0 and $1,931 resulted in additional cash proceeds of $0 and $248 for the years ended December 31, 2004 and 2003, respectively. Gains incurred as a result of the sales were immaterial. The fair value of the retained interest of $0 and $2,096 were included in other assets in the Consolidated Balance Sheets as of December 31, 2004 and 2003, respectively.

NOTE 3: INVESTMENT SECURITIES

At December 31, 2003 and 2002, the investment portfolio was classified as available-for-sale. The marketable debt and equity securities are stated at fair value. The fair value of securities and other investments is estimated on quoted market prices. The company's investment securities, excluding the cash surrender value of insurance contracts of $52,248 and $47,386 as of December 31, 2004 and 2003, respectively, consisted entirely of certificates of deposit due within one year. The certificates of deposit of $31,654 and $6,150 at December 31, 2004 and 2003 are stated at cost basis, which equated the fair value of the investments due to their short-term nature.

Realized gains (losses) from the sale of securities were $0, $220 and $(1,033) in 2004, 2003 and 2002, respectively. Proceeds from the sale of available-for-sale securities were $0, $31,505 and $5,751 in 2004, 2003 and 2002, respectively. Gains and losses are determined using the specific identification method.

NOTE 4: INVENTORIES

Major classes of inventories at December 31 are summarized as follows:

	2004	2003
Finished goods	$ 92,806	$ 62,276
Service parts	77,715	70,135
Work in process	123,156	100,072
Raw materials	28,616	29,556
	$322,293	$ 262,039

NOTE 5: PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment, at cost less accumulated depreciation, at December 31:

	2004	2003
Land and land improvements	$ 7,295	$ 7,271
Buildings	91,674	86,967
Machinery and equipment	301,458	269,626
Rotable spares	111,374	100,043
Leasehold improvements	11,904	7,777
Construction in progress	90,409	76,174
	$ 614,114	$ 547,858
Less accumulated depreciation	(346,024)	(294,703)
	$ 268,090	$ 253,155

The Oracle global information technology platform of $79,960 and $58,867 as of December 31, 2004 and 2003, respectively, was included in construction in progress. During 2004, 2003, and 2002, depreciation expense, computed on a straight-line basis over the estimated useful lives of the related assets, was $53,439, $49,653 and $42,124, respectively.

NOTE 6: FINANCE RECEIVABLES

The components of finance receivables for the net investment in sales-type leases are as follows:

	2004	2003
Total minimum lease receivable	$36,131	$34,483
Estimated unguaranteed residual values	3,000	224
	39,131	34,707
Less:		
Unearned interest income	(2,792)	(3,505)
Unearned residuals	(413)	(44)
	(3,205)	(3,549)
	$35,926	$31,158

Future minimum lease receivables due from customers under sales-type leases as of December 31, 2004 are as follows:

2005	$16,160
2006	8,939
2007	5,603
2008	4,161
2009	1,176
Thereafter	92
	$36,131

NOTE 7: SHORT-TERM FINANCING

The company's short-term financing is as follows:

	2004	2003
Revolving euro loans(1)	$119,405	$ 96,984
Revolving US dollar loans	170,105	87,196
Revolving Australian dollar loans(2)	–	5,992
	$289,510	$190,172

(1) 88,090 euro (€) borrowing translated at the applicable 12/31/2004 spot rate; €77,267 borrowing translated at the applicable 12/31/2003 spot rate.

(2) 8,000 Australian dollar borrowing translated at the applicable 12/31/2003 spot rate.

The company has available credit facilities with domestic and foreign banks for various purposes. The amount of committed loans at December 31, 2004 that remained available were $49,500 and €61,910 ($83,918 translated). In addition to the committed lines of credit, $33,000 and 34,000 Brazilian real ($12,809 translated) in uncommitted lines of credit were available as of December 31, 2004.

The average short-term rate on the bank credit lines was 2.29 percent, 2.36 percent and 3.01 percent for the years ended December 31, 2004, 2003 and 2002, respectively. Interest on short-term financing charged to expense for the years ended December 31 was $9,000, $6,710 and $7,462 for 2004, 2003 and 2002, respectively.

The company's short-term financing agreements contain various restrictive covenants, including net debt to capitalization and interest coverage ratios. As of December 31, 2004, the company was in compliance with all restrictive covenants.

NOTE 8: OTHER LONG-TERM LIABILITIES

Included in other long-term liabilities are bonds payable and a financing agreement. Bonds payable at December 31 consisted of the following:

	2004	2003
Industrial Development Revenue Bond due January 1, 2017	$ 5,800	$ 5,800
Industrial Development Revenue Bond due June 1, 2017	7,500	7,500
Long-term bonds payable	$13,300	$13,300

In 1997, industrial development revenue bonds were issued on behalf of the company. The proceeds from the bond issuances were used to construct new manufacturing facilities in the United States. The company guaranteed the payments of principal and interest on the bonds by obtaining letters of credit. Each industrial development revenue bond carries a variable interest rate, which is reset weekly by the remarketing agents. As of December 31, 2004, the company was in compliance with the covenants of its loan agreements and believes the covenants will not restrict its future operations.

A financing agreement was entered into in July 2002 with Fleet Business Credit, LLC in order to finance the purchase of an Oracle global information technology platform. The financing agreement was for $24,862, payable in quarterly installments of $2,128, which includes interest at 5.75 percent and service fees, through May 2007. The outstanding balance of the financing agreement was $11,381 and $15,496 as of December 31, 2004 and 2003, respectively. Interest paid related to the financing agreement was $912, $1,043 and $550 in 2004, 2003 and 2002, respectively.

NOTE 9: SHAREHOLDERS' EQUITY

On the basis of amounts declared and paid, the annualized quarterly dividends per share were $0.74, $0.68 and $0.66 in 2004, 2003 and 2002, respectively.

Fixed stock options Under the 1991 Equity and Performance Incentive Plan (1991 Plan) as amended and restated, common shares are available for grant of options at a price not less than 85 percent of the fair market value of the common shares on the date of grant. The exercise prices of options granted since January 1, 1995 have been equal to the market price at the grant date, and, accordingly, no compensation cost has been recognized. In general, options are exercisable in cumulative annual installments over five years, beginning one year from the date of grant. In February 2001, the 1991 Plan was amended to extend the term of the 1991 Plan for 10 years beginning April 2, 2001 and increase the numbers of shares available in the Plan by 3,000,000 in addition to other miscellaneous administrative matters. The number of common shares that may be issued or delivered pursuant to the 1991 Plan is 6,218,995, of which 2,319,373 shares were available for issuance at December 31, 2004. The 1991 Plan will expire on April 2, 2011.

Under the 1997 Milestone Stock Option Plan (Milestone Plan), options for 100 common shares were granted to all eligible salaried and hourly employees. The exercise price of the options granted under the Milestone Plan was equal to the market price at the grant date, and, accordingly, no compensation cost has been recognized. In general, all options were exercisable beginning two years from the date of grant. The number of common shares that could be issued or delivered pursuant to the Milestone Plan was 600,000. The Milestone Plan expired on March 2, 2002.

The following is a summary with respect to options outstanding at December 31, 2004, 2003 and 2002, and activity during the years then ended:

	2004		2003		2002	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at the beginning of year	2,821,625	$34	2,809,014	$32	2,738,270	$32
Options granted	494,509	52	750,924	37	747,600	37
Options exercised	(303,795)	31	(662,453)	28	(199,406)	24
Options expired or forfeited	(25,920)	35	(75,860)	35	(477,450)	41
Outstanding at the end of year	2,986,419	$37	2,821,625	$34	2,809,014	$32
Options exercisable at end of year	1,497,260		1,255,820		1,326,194	

The following table summarizes pertinent information regarding fixed stock options outstanding and options exercisable at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options Outstanding	Weighted-Average Remaining Contractual Life (in Years)	Weighted-Average Exercise Price	Number of Options Exercisable	Weighted-Average Exercise Price
$15–27	298,940	4.20	$23.42	275,920	$23.45
28–36	1,215,385	6.50	33.63	619,535	32.65
37–55	1,472,094	6.80	43.48	601,805	40.59
	2,986,419	6.42	$37.46	1,497,260	$34.15

Restricted share grants The 1991 Plan provides for the issuance of restricted shares to certain employees. Restricted shares totaling 5,000 were issued during 2004 and 30,830 restricted shares were outstanding as of December 31, 2004. The shares are subject to forfeiture under certain circumstances. Unearned compensation representing the fair market value of the shares at the date of grant will be charged to income over the three- to seven-year vesting period. During 2004, 2003 and 2002, $396, $5,031 and $1,922, respectively, was charged to expense relating to the 1991 Plan restricted shares.

Performance share grants The 1991 Plan provides for the issuance of common shares to certain employees based on certain management objectives, as determined by the Board of Directors each year. Each performance share that is earned out entitles the holder to the then current value of one common share. All of the management objectives are calculated over a three-year period. No amount is payable unless the management objectives are met. During 2004, 2003 and 2002, 258,000, 258,570 and 203,706 performance shares were granted, respectively, to certain employees. In addition, the Board of Directors elected to issue a one-time award totaling 24,800 shares in 2002 that will be paid out after seven years of employment, or earlier, if targeted stock performance levels are achieved, or in the event of death, disability or retirement. The compensation cost charged against income for the performance-based share plan was $8,557, $8,677 and $1,240 in 2004, 2003 and 2002, respectively.

Restricted stock units In 2004, the company began providing for the issuance of restricted stock units (RSUs) to certain employees in lieu of stock options under the 1991 Plan. RSUs vest three years after the grant date with no partial vesting. During the vesting period, employees are paid the cash equivalent of dividends on RSUs. Employees receive one share of common stock for each vested RSU. In 2004, the company granted 58,955 RSUs. Expense on RSU grants is recognized ratably over the vesting period. The compensation cost charged against income for the RSUs was $1,064 in 2004 and the corresponding obligation is recorded in long-term liabilities at December 31, 2004.

Rights Agreement On January 28, 1999, the Board of Directors announced the adoption of a new Rights Agreement that provided for Rights to be issued to shareholders of record on February 11, 1999. The description and terms of the Rights are set forth in the Rights Agreement, dated as of February 11, 1999, between the company and the Bank of New York, as Agent. Under the Rights Agreement, the Rights trade together with the common shares and are not exercisable. In the absence of further Board action, the Rights generally will become exercisable and allow the holder to acquire common shares at a discounted price if a person or group acquires 20 percent or more of the outstanding common shares. Rights held by persons who exceed the applicable threshold will be void. Under certain circumstances, the Rights will entitle the holder to buy shares in an acquiring entity at a discounted price. The Rights Agreement also includes an exchange option. In general, after the Rights become exercisable, the Board of Directors may, at its option, effect an exchange of part or all of the Rights (other than Rights that have become void) for common shares. Under this Option, the company would issue one common share for each Right, subject to adjustment in certain circumstances. The Rights are redeemable at any time prior to the Rights becoming exercisable and will expire on February 11, 2009, unless redeemed or exchanged earlier by the company.

NOTE 10: EARNINGS PER SHARE

(In thousands, except per share amounts)

The following data show the amounts used in computing earnings per share and the effect on the weighted-average number of shares of dilutive potential common stock.

	2004	2003	2002
Numerator:			
Income available to common shareholders used in basic and diluted earnings per share	$183,957	$174,776	$99,154
Denominator:			
Weighted average number of common shares used in basic earnings per share	72,000	72,417	71,984
Effect of dilutive fixed stock options	534	507	313
Weighted-average number of common shares and dilutive potential common shares used in diluted earnings per share	72,534	72,924	72,297
Basic earnings per share	$ 2.55	$ 2.41	$ 1.38
Diluted earnings per share	$ 2.54	$ 2.40	$ 1.37

Fixed stock options on 375, 195 and 530 common shares in 2004, 2003 and 2002, respectively, were not included in computing diluted earnings per share, because their effects were antidilutive.

NOTE 11: BENEFIT PLANS

Qualified Pension Benefits The company has several pension plans covering substantially all United States employees. Plans covering salaried employees provide pension benefits based on the employee's compensation during the 10 years before retirement. The company's funding policy for salaried plans is to contribute annually if required at an actuarially determined rate. Plans covering hourly employees and union members generally provide benefits of stated amounts for each year of service. The company's funding policy for hourly plans is to make at least the minimum annual contributions required by applicable regulations. Employees of the company's operations in countries outside of the United States participate to varying degrees in local pension plans, which in the aggregate are not significant. In addition to these plans, union employees in one of the company's U.S. manufacturing facilities participate in the International Union of Electronic, Electrical, Salaried, Machine and Furniture Workers-Communications Workers of America (IUE-CWA) multi-employer pension fund. Pension expense related to the multi-employer pension plan was $489, $424 and $373 for 2004, 2003 and 2002, respectively.

Supplemental Executive Retirement Benefits The company has a non-qualified pension plan to provide supplemental retirement benefits to certain officers. Benefits are payable at retirement based upon a percentage of the participant's compensation, as defined.

Other Benefits In addition to providing pension benefits, the company provides healthcare and life insurance benefits (referred to as Other Benefits) for certain retired employees. Eligible employees may be entitled to these benefits based upon years of service with the company, age at retirement and collective bargaining agreements. Currently, the company has made no commitments to increase these benefits for existing retirees or for employees who may become eligible for these benefits in the future. Currently there are no plan assets and the company funds the benefits as the claims are paid.

The postretirement benefit obligation was determined by application of the terms of medical and life insurance plans together with relevant actuarial assumptions and healthcare cost trend rates. The company uses a September 30 measurement date for its pension and other benefits.

The following table sets forth the change in benefit obligation, change in plan assets, funded status, Consolidated Balance Sheet presentation and relevant assumptions for the company's defined benefit pension plans and other benefits at December 31:

	Pension Benefits		Other Benefits	
	2004	2003	2004	2003
Change in benefit obligation				
Benefit obligation at beginning of year	$345,609	$298,927	$ 29,172	$ 28,074
Service cost	11,906	10,255	39	59
Interest cost	21,201	19,765	1,434	1,791
Amendments	–	161	(3,756)	–
Actuarial loss (gain)	4,494	28,331	(1,252)	3,811
Benefits paid	(12,453)	(11,718)	(3,646)	(3,454)
Expenses paid	(286)	(340)	–	–
Curtailments	–	(13)	–	45
Settlements	–	(66)	–	(1,154)
Other	170	307	–	–
Benefit obligation at end of year	$370,641	$345,609	$ 21,991	$ 29,172
Change in plan assets				
Fair value of plan assets at beginning of year	$293,778	$249,737	$ –	$ –
Actual return on plan assets	36,013	47,602	–	–
Employer contribution	1,472	8,497	3,646	3,454
Benefits paid	(12,453)	(11,718)	(3,646)	(3,454)
Expenses paid	(286)	(340)	–	–
Fair value of plan assets at end of year	$318,524	$293,778	$ –	$ –
Funded status				
Funded status	$ (52,117)	$ (51,831)	$(21,991)	$(29,172)
Unrecognized net actuarial loss	69,993	73,357	7,571	9,296
Unrecognized prior service cost (benefit)	3,491	4,700	(6,233)	(2,954)
Unrecognized initial transition asset	(658)	(2,153)	–	–
Prepaid (accrued) pension cost	$ 20,709	$ 24,073	$(20,653)	$(22,830)
Amounts recognized in Balance Sheets				
Prepaid benefit cost	$ 50,042	$ 49,792	$ –	$ –
Accrued benefit cost	(43,089)	(39,012)	(20,653)	(22,830)
Intangible asset	2,260	2,889	–	–
Accumulated other comprehensive income	11,496	10,404	–	–
Net amount recognized	$ 20,709	$ 24,073	$(20,653)	$(22,830)

	Pension Benefits			Other Benefits		
	2004	2003	2002	2004	2003	2002
Components of net periodic benefit cost						
Service cost	$ 11,906	$ 10,255	$ 9,118	$ 39	$ 59	$ 48
Interest cost	21,201	19,765	19,918	1,434	1,791	2,038
Expected return on plan assets	(29,085)	(28,154)	(31,923)	–	–	–
Amortization of prior service cost	1,213	1,224	1,355	(478)	(295)	(196)
Amortization of initial transition asset	(1,495)	(1,495)	(1,495)	–	–	–
Recognized net actuarial loss (gain)	924	(372)	(2,188)	473	497	428
Curtailment loss	–	156	–	–	6	–
Settlement (gain) loss	–	(72)	–	–	107	–
Net periodic pension benefit cost	$ 4,664	$ 1,307	$ (5,215)	$1,468	$2,165	$2,318

Information for pension plans with an accumulated benefit obligation in excess of plan assets

	December 31	
	2004	2003
Projected benefit obligation	61,701	58,739
Accumulated benefit obligation	59,239	56,034
Fair value of plan assets	16,732	17,004

Minimum liabilities have been recorded in 2004 and 2003 for the plans whose total accumulated benefit obligation exceeded the fair value of the plan's assets. The accumulated benefit obligation for all defined benefit pension plans was $336,771 and $308,284 at December 31, 2004 and 2003, respectively.

Additional Information

	Pension Benefits		Other Benefits	
	2004	2003	2004	2003
Increase in minimum liability included in other comprehensive income (net of taxes)	$710	$610	N/A	N/A
Assumptions				
Weighted-average assumptions used to determine benefit obligations at December 31				
Discount rate	6.125%	6.250%	6.125%	6.250%
Rate of compensation increase	3.000%	3.000%		
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31				
Discount rate	6.250%	6.750%	6.250%	6.750%
Expected long-term return on plan assets	8.500%	8.500%		
Rate of compensation increase	3.000%	3.000%		

The healthcare trend rates are reviewed with the actuaries based upon the results of their review of claims experience. The expected long-term rate of return on plan assets is determined using the plans' current asset allocation and their expected rates of return based on a geometric averaging over 20 years. The discount rate is determined by analyzing the average return of high-quality (i.e., AA-rated or better), fixed-income investments and the year-over-year comparison of certain widely used benchmark indices as of the measurement date. The rate of compensation increase assumptions reflects the company's long-term actual experience and future and near-term outlook. Pension benefits are funded through deposits with trustees. The market-related value of plan assets is calculated under an adjusted market-value method. The value is determined by adjusting the fair value of assets to reflect the investment gains and losses (i.e., the difference between the actual investment return and the expected investment return on the market related value of assets) during each of the last 5 years at the rate of 20 percent per year.

Assumed healthcare cost trend rates at December 31	2004	2003
Healthcare cost trend rate assumed for next year	7.20%	7.85%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	4.75%
Year that rate reaches ultimate trend rate	2009	2009

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total of service and interest cost	$ 86	$ (77)
Effect on postretirement benefit obligation	1,424	(1,273)

Plan Assets The company's pension weighted-average asset allocations at December 31, 2004 and 2003, and target allocation for 2005, by asset category are as follows:

	Target Allocation	Percentage of Pension Plan Assets at December 31	
Asset Category	2005	2004	2003
Equity securities	60–80%	70%	67%
Debt securities	20–40%	30%	33%
Total		100%	100%

Cash Flows

Contributions – The company contributed $1,472 to its pension plans and $3,646 to its other postretirement benefit plan in 2004. Also, the company expects to contribute $1,880 to its pension plans and $3,018 to its other postretirement benefit plan in 2005.

Benefit Payments

		Other Benefits		
	Pension Benefits	Gross Before Medicare Part D Subsidies	Expected Medicare Part D Subsidies	Net Including Medicare Part D Subsidies
2005	$ 13,155	$ 3,018	$ 0	$3,018
2006	13,763	2,835	275	2,560
2007	14,580	2,386	291	2,095
2008	16,518	2,336	297	2,039
2009	17,851	2,264	296	1,968
2010–2014	113,386	10,002	1,336	8,666

Retirement Savings Plan The company offers an employee 401(k) Savings Plan (Savings Plan) to encourage eligible employees to save on a regular basis by payroll deductions, and to provide them with an opportunity to become shareholders of the company. Effective July 1, 2003, a new enhanced benefit to the Savings Plan became effective. All new salaried employees hired on or after July 1, 2003 are provided with an employer basic matching contribution in the amount of 100 percent of the first three percent of eligible pay and 50 percent of the next three percent of eligible pay. This new enhanced benefit is in lieu of participation in the pension plan for salaried employees. For employees hired prior to July 1, 2003, the company matched 60 percent of participating employees' first 3 percent of contributions and 30 percent of participating employees' second 3 percent of contributions. Total company match was $7,714, $7,129 and $6,813 in 2004, 2003 and 2002, respectively.

Deferred Compensation Plans The company has deferred compensation plans that enable certain employees to defer receipt of a portion of their compensation and nonemployee directors to defer receipt of director fees at the participants' discretion.

NOTE 12: LEASES

The company's future minimum lease payments due under operating leases for real and personal property in effect at December 31, 2004 are as follows:

Expiring	Total	Real Estate	Vehicles and Equipment
2005	$ 53,046	$22,829	$30,217
2006	43,360	17,911	25,449
2007	33,076	15,646	17,430
2008	22,892	13,783	9,109
2009	16,395	12,706	3,689
Thereafter	16,345	16,008	337
	$185,114	$98,883	$86,231

Rental expense under all lease agreements amounted to approximately $52,064, $47,202 and $44,474 for 2004, 2003 and 2002, respectively.

NOTE 13: INCOME TAXES

The components of income before income taxes were as follows:

	2004	2003	2002
Domestic	$195,830	$179,747	$167,106
Foreign	73,113	77,276	51,445
	$268,943	$257,023	$218,551

Income tax expense (benefit) from continuing operations is comprised of the following components:

	2004	2003	2002
Current:			
U.S. Federal	$28,500	$ 73,726	$55,265
Foreign	18,360	12,102	10,176
State and local	8,802	8,202	6,389
	$55,662	$ 94,030	$71,830
Deferred:			
U.S. Federal	$17,710	$(14,434)	$ 9,245
Foreign	9,467	6,114	2,551
State and local	2,147	(3,463)	2,624
	$29,324	$(11,783)	$14,420
Total income tax expense	$84,986	$ 82,247	$86,250

In addition to the 2004 income tax expense of $84,986, certain income tax benefits of $2,721 were allocated directly to shareholders' equity.

During 2002, the company accepted an offer by the IRS to settle its previously disclosed dispute on a claim concerning the deductibility of interest on corporate-owned life insurance from 1990 to 1998. This resulted in an after-tax charge of $26,494. As of December 31, 2002, the company paid approximately $34,000 related to this claim and received a refund of approximately $8,300 in 2003. No other years after 1998 are subject to this claim. Of the $26,494, net of tax charge, $14,972 ($10,454, net of tax) was charged to interest expense and $16,040 was charged to taxes on income.

A reconciliation of the U.S. statutory tax rate and the effective tax rate is as follows:

	2004	2003	2002
Statutory tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefit	1.7	1.2	1.2
Foreign income taxes	0.8	(3.4)	(2.4)
Exempt income	–	–	(1.7)
Insurance contracts	(0.5)	(0.5)	(1.9)
IRS COLI settlement	–	–	7.5
Accrual adjustments	(4.5)	1.3	0.6
Other	(0.9)	(1.6)	1.2
Effective tax rate	31.6%	32.0%	39.5%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's deferred tax assets and liabilities are as follows:

	2004	2003
Deferred Tax Assets:		
Postretirement benefits	$ 22,206	$ 23,093
Accrued expenses	28,965	22,029
Capital losses	9,426	9,496
Inventory	1,640	9,096
Deferred revenue	11,830	9,409
Net operating loss carryforwards	23,915	18,812
State deferred taxes	4,143	6,301
Other	8,556	13,585
	110,681	111,821
Valuation allowance	(8,551)	(4,029)
Net deferred tax assets	$102,130	$107,792
Deferred Tax Liabilities:		
Pension	$ 19,867	$ 20,356
Property, plant and equipment	23,263	10,834
Finance receivables	2,455	4,250
Goodwill	27,290	12,996
Other	8,733	9,891
Net deferred tax liabilities	81,608	58,327
Net deferred tax asset	$ 20,522	$ 49,465

At December 31, 2004, the company's international subsidiaries had deferred tax assets relating to net operating loss carryforwards of $23,915. Of these carryforwards, $8,753 expire at various times between 2007 and 2018. The remaining carryforwards of approximately $15,162 do not expire. The company recorded a valuation allowance to reflect the estimated amount of deferred tax assets that, more likely than not, will not be realized. The valuation allowance relates to certain international net operating losses and other international deferred tax assets.

A determination of the unrecognized deferred tax liability on undistributed earnings of non-U.S. subsidiaries and investments in foreign unconsolidated affiliates is not practicable. Consequently, there has been no provision for U.S. income taxes on such undistributed earnings. Except as noted in the following paragraph, it is the company's intention to reinvest these earnings indefinitely in operations outside the United States.

On October 2, 2004, The American Jobs Creation Act (AJCA) was signed into law. The AJCA allows for a deduction of 85 percent of certain foreign earnings that are repatriated, as defined in the AJCA. The company may elect to apply this provision to qualifying earnings repatriations in 2005. The company has started an evaluation of the effects of the repatriation provision; however, the company does not expect to be able to complete this evaluation until after Congress or the Treasury Department provide additional guidance on elements of the provision. The company expects to complete its evaluation of the effects of the repatriation provision within a reasonable period of time thereafter. The range of possible amounts considered for repatriation is between zero and $80,000. The potential range of income tax is between zero and $4,800.

NOTE 14: COMMITMENTS AND CONTINGENCIES

At December 31, 2004, the company was a party to several lawsuits that were incurred in the normal course of business, none of which individually or in the aggregate is considered material by management in relation to the company's financial position or results of operations. In management's opinion, the financial statements would not be materially affected by the outcome of any present legal proceedings, commitments, or asserted claims.

NOTE 15: GUARANTEES AND PRODUCT WARRANTIES

The company has applied the provisions of FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others*, to its agreements that contain guarantees or indemnification clauses. These disclosure requirements expand those required by FASB Statement No. 5, *Accounting for Contingencies*, by requiring a guarantor to disclose certain types of guarantees, even if the likelihood of requiring the guarantor's performance is remote. The following is a description of arrangements in effect as of December 31, 2004 in which the company is the guarantor.

In connection with the construction of three of its manufacturing facilities, the company guaranteed repayment of principal and interest on a total of $20,800 variable rate industrial development revenue bonds by obtaining letters of credit. The bonds were issued with a 20-year original term and are scheduled to mature in 2017. However, one of the manufacturing facilities was sold in 2002, which caused the company to repay $7,500 of bonds outstanding on April 1, 2003. Any default, as defined in the agreements, would obligate the company for the full amount of the outstanding bonds through maturity. At December 31, 2004, the carrying value of the liability was $13,300.

The company provides its global operations guarantees and standby letters of credit through various financial institutions to suppliers, regulatory agencies and insurance providers. If the company is not able to make payment, the suppliers, regulatory agencies and insurance providers may draw on the pertinent bank. At December 31, 2004, the maximum future payment obligations relative to these various guarantees totaled $38,583, of which $18,541 represented standby letters of credit to insurance providers, and no associated liability was recorded.

The company provides its customers a standard manufacturer's warranty and records, at the time of the sale, a corresponding estimated liability for potential warranty costs. Estimated future obligations due to warranty claims are based upon historical factors such as labor rates, average repair time, travel time, number of service calls per machine and cost of replacement parts. Changes in the company's warranty liability balance are illustrated in the following table:

	2004	2003
Balance at January 1	$ 12,096	$ 11,035
Current period accruals	13,227	8,342
Current period settlements	(10,913)	(7,281)
Balance at December 31	$ 14,410	$ 12,096

NOTE 16: SEGMENT INFORMATION

The company's segments are comprised of its three main sales channels: Diebold North America (DNA), Diebold International (DI) and Election Systems (ES). These sales channels are evaluated based on revenue from customers and operating profit contribution to the total corporation. The prior year segment data has been reformatted to show ES as a separate channel with corporate expense allocated to the sales channels. The reconciliation between segment information and the Consolidated Financial Statements is disclosed. Revenue summaries by geographic area and product and service solutions are also disclosed. All income and expense items below operating profit are not allocated to the segments and are not disclosed.

The DNA segment sells financial and retail systems and also services financial and retail systems in the United States and Canada. The DI segment sells and services financial and retail systems over the remainder of the globe. The ES segment includes the operating results of Diebold Election Systems, Inc. and the voting related business in Brazil. Each of the sales channels buys the goods it sells from the company's manufacturing plants through intercompany sales that are eliminated in consolidation, and intersegment revenue is not significant. Each year, intercompany pricing is agreed upon which drives sales channel operating profit contribution. As permitted under SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, certain information not routinely used in the management of these segments, information not allocated back to the segments or information that is impractical to report is not shown. Items not allocated are as follows: interest income, interest expense, equity in the net income of investees accounted for by the equity method, income tax expense or benefit, and other non-current assets.

Segment Information by Channel

	DNA	DI	ES	Total
2004				
Customer revenues	$1,423,625	$867,253	$ 90,032	$2,380,910
Operating profit (loss)	223,812	60,875	(7,713)	276,974
Capital and rotable expenditures	42,223	18,663	352	61,238
Depreciation	30,865	21,666	908	53,439
Property, plant and equipment	423,420	186,650	4,044	614,114
2003				
Customer revenues	$1,256,899	$752,592	$100,182	$2,109,673
Operating profit	181,486	69,752	6,119	257,357
Capital and rotable expenditures	43,763	28,096	961	72,820
Depreciation	30,314	18,570	769	49,653
Property, plant and equipment	388,436	155,730	3,692	547,858
2002				
Customer revenues	$1,124,882	$704,277	$111,004	$1,940,163
Operating profit	171,432	60,098	7,793	239,323
Capital and rotable expenditures	34,849	14,539	950	50,338
Depreciation	27,903	13,737	484	42,124
Property, plant and equipment	352,951	106,452	2,730	462,133

Revenue Summary by Geographic Area	2004	2003	2002
The Americas	$1,815,487	$1,611,749	$1,517,374
Asia-Pacific	232,862	178,118	140,856
Europe, Middle East and Africa	332,561	319,806	281,933
Total revenue	$2,380,910	$2,109,673	$1,940,163
Total Revenue Domestic vs. International			
Domestic	$1,445,141	$1,331,065	$1,220,932
Percentage of total revenue	60.7%	63.1%	62.9%
International	935,769	778,608	719,231
Percentage of total revenue	39.3%	36.9%	37.1%
Total revenue	$2,380,910	$2,109,673	$1,940,163
Revenue Summary by Product and Service Solutions			
Financial self-service:			
Products	$ 814,233	$ 681,482	$ 616,769
Services	882,969	819,532	780,866
Total financial self-service	1,697,202	1,501,014	1,397,635
Security:			
Products	288,893	253,113	197,635
Services	304,783	255,364	233,889
Total security	593,676	508,477	431,524
Total financial self-service and security	2,290,878	2,009,491	1,829,159
Election systems	90,032	100,182	111,004
Total revenue	$2,380,910	$2,109,673	$1,940,163

The company had no customers that accounted for more than 10 percent of total net sales in 2004, 2003 and 2002.

NOTE 17: ACQUISITIONS

The following mergers and acquisitions were accounted for as purchase business combinations and, accordingly, the purchase price has been allocated to identifiable tangible and intangible assets acquired and liabilities assumed, based upon their respective fair values, with the excess allocated to goodwill. Results of operations of the companies acquired from the date of acquisition are included in the condensed consolidated results of operations of the company.

In August 2004, the company acquired Antar-Com, Inc., an industry-leading electronic security systems integrator, for a total purchase price of $26,913, including holdback payments made in the fourth quarter 2004. Upon acquisition, Antar-Com, Inc. was renamed Diebold Enterprise Security Systems, Inc., a wholly-owned subsidiary, and was integrated into the company's domestic security service operation. The company is currently in the process of valuing goodwill and other intangible assets acquired in the transaction. Goodwill and other intangibles are estimated to amount to approximately $18,000.

In June 2004, the company acquired TFE Technology Holdings, LLC (TFE), a third-party maintenance provider of network and hardware service solutions to federal and state government agencies and commercial firms, for a total purchase price of $34,450, including the payoff of certain debt arrangements. TFE was integrated into the company's domestic security service operation. The company is currently in the process of valuing goodwill and other intangible assets acquired in the transaction. Goodwill and other intangibles are estimated to amount to approximately $30,000.

In January 2004, a subsidiary of the company merged with Newell Communications, Inc. (NCI), based in Richmond, Virginia. NCI provides a full spectrum of security and communications solutions. The merger was effected in a combination of 80.5 percent stock and 19.5 percent cash for a total purchase price of $5,500. As a result of the merger, NCI became a wholly-owned subsidiary of the company. Estimated intangibles amounted to approximately $5,100.

In 2003, the company paid a combination of $4,840 of company stock and $10,611, net of cash acquired, for the following:

- In November 2003, the company acquired Licent Information Technology (LIT), its sales and service distributor in Taiwan since 1999. LIT was integrated within the operations of the company's Diebold Pacific Limited branch office in Taiwan.
- In September 2003, the company acquired Cardinal Brothers Manufacturing & Operations, Pty. Ltd. Based in Victoria, Australia, Cardinal had been the company's business partner since 1999 in manufacturing the rising screen technology for financial institutions and government authorities. This acquisition was integrated into Diebold Australia, the company's wholly owned subsidiary.

- In September 2003, the company acquired Vangren Technology, Pty. Ltd. Based in Melbourne, Australia, Vangren specializes in the sales, service and installation of electronic security solutions throughout Australia and New Zealand. Upon acquisition, Vangren became a wholly owned subsidiary of Diebold Australia, Pty. Ltd.
- In June 2003, the company acquired QSI Security, Inc., a specialized integrator and installer of security equipment to customers based in the northeastern region of the United States. This acquisition has been integrated into the company's Diebold North America security solutions group.
- In May 2003, the company acquired the remaining 50 percent equity of Diebold HMA Private Ltd., held by HMA Data Systems Private Ltd., headquartered in Chennai, India. After the acquisition, this joint-venture sales and service organization became a wholly owned subsidiary of the company and the headquarters was moved to Mumbai, India.
- In January 2003, the company acquired Data Information Management Systems, Inc. (DIMS), one of the largest voter registration systems companies in the United States. DIMS was integrated within DESI.

NOTE 18: DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, established accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recognized on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to partially or wholly offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment.

Since a substantial portion of the company's operations and revenue arise outside of the United States, financial results can be significantly affected by changes in foreign exchange rate movements. The company's financial risk management strategy uses forward contracts to hedge certain foreign currency exposures. Such contracts are designated at inception to the related foreign currency exposures being hedged. The company's intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. The company does not enter into any speculative positions with regard to derivative instruments. The company's forward contracts generally mature within six months.

The company records all derivatives on the balance sheet at fair value. For derivative instruments not designated as hedging instruments, changes in their fair values are recognized in earnings in the current period. The fair value of the company's forward contracts was not material to the financial statements as of December 31, 2004 and 2003, respectively.

NOTE 19: SUBSEQUENT EVENT

In January 2005, the company announced that it plans to take actions in 2005 to better align global resources and cost structure, enabling the company to become much more competitive in Western Europe. As a result, the company anticipates restructuring charges in the range of $.08 to $.11 per share in 2005 related to realignment of production capacity as well as streamlining of operations and infrastructure in Western Europe.

NOTE 20: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

See "Comparison of Selected Quarterly Financial Data (Unaudited)" on page 53 of this Annual Report on form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Diebold, Incorporated:

We have audited the accompanying consolidated balance sheets of Diebold, Incorporated and subsidiaries (Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diebold, Incorporated and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Diebold, Incorporated's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Cleveland, Ohio
February 28, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Diebold, Incorporated:

We have audited management's assessment, included in the accompanying Form 10-K, that Diebold, Incorporated (Company) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Diebold, Incorporated maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Diebold, Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Diebold, Incorporated and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated February 28, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Cleveland, Ohio
February 28, 2005

MANAGEMENT'S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

The management of Diebold, Incorporated is responsible for the contents of the Consolidated Financial Statements, which are prepared in conformity with accounting principles generally accepted in the United States of America. The Consolidated Financial Statements necessarily include amounts based on judgments and estimates. Financial information elsewhere in the Annual Report is consistent with that in the Consolidated Financial Statements.

The company maintains a comprehensive accounting system which includes controls designed to provide reasonable assurance as to the integrity and reliability of the financial records and the protection of assets. An internal audit staff is employed to regularly test and evaluate both internal accounting controls and operating procedures, including compliance with the company's statement of policy regarding ethical and lawful conduct. The Audit Committee of the Board of Directors, composed of directors who are not members of management, meets regularly with management, the independent auditors and the internal auditors to ensure that their respective responsibilities are properly discharged. KPMG LLP and the Director of Internal Audit have full and free independent access to the Audit Committee. The role of KPMG LLP, an independent registered public accounting firm, is to provide an objective examination of the Consolidated Financial Statements and the underlying transactions in accordance with the standards of the Public Company Accounting Oversight Board. The report of KPMG LLP accompanies the Consolidated Financial Statements.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Diebold, Incorporated is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, the company conducted an evaluation of the effectiveness of the company's internal control over financial reporting based on the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the company's evaluation under the framework in Internal Control–Integrated Framework, management concluded that the company's internal control over financial reporting was effective as of December 31, 2004. Management's assessment of the effectiveness of the company's internal control over financial reporting as of December 31, 2004 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which accompanies the Consolidated Financial Statements.

OTHER INFORMATION

The company had included as Exhibit 31 to its Annual Report on Form 10-K for fiscal year 2004 filed with the Securities and Exchange Commission certificates of the Chief Executive Officer and Chief Financial Officer of the company certifying the quality of the company's public disclosure, and the company has submitted to the New York Stock Exchange a certificate of the Chief Executive Officer of the company certifying that he is not aware of any violation by the company of New York Stock Exchange corporate governance standards.

FORWARD-LOOKING STATEMENT DISCLOSURE

In the company's written or oral statements, the use of the words "believes," "anticipates," "expects" and similar expressions is intended to identify forward-looking statements that have been made and may in the future be made by or on behalf of the company, including statements concerning future operating performance, the company's share of new and existing markets, and the company's short- and long-term revenue and earnings growth rates. Although the company believes that its outlook is based upon reasonable assumptions regarding the economy, its knowledge of its business, and on key performance indicators, which affect the company, there can be no assurance that the company's goals will be realized. The company is not obligated to report changes to its outlook. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The uncertainties faced by the company could cause actual results to differ materially from those anticipated in forward-looking statements. These include, but are not limited to:

- competitive pressures, including pricing pressures and technological developments;
- changes in the company's relationships with customers, suppliers, distributors and/or partners in its business ventures;
- changes in political, economic or other factors such as currency exchange rates, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the worldwide business in each of the company's operations;
- acceptance of the company's product and technology introductions in the marketplace;
- unanticipated litigation, claims or assessments;
- ability to reduce costs and expenses and improve internal operating efficiencies;
- variations in consumer demand for financial self-service technologies, products and services;
- challenges raised about reliability and security of the company's election systems products, including the risk that such products will not be certified for use or will be decertified;
- changes in laws regarding the company's election systems products and services; and
- potential security violations to the company's information technology systems.

COMPARISON OF SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share amounts)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2004	2003	2004	2003	2004	2003	2004	2003
Net sales	$498,255	$410,154	$552,043	$480,870	$613,393	$570,239	$717,219	$648,410
Gross profit	140,027	123,755	165,257	142,032	172,023	167,453	201,077	192,456
Net income	29,169	25,900	43,667	41,344	48,319	48,289	62,802	59,243
Basic earnings per share*	0.40	0.36	0.61	0.57	0.68	0.67	0.88	0.82
Diluted earnings per share*	0.40	0.36	0.60	0.57	0.67	0.66	0.87	0.81

* The sums of the quarterly figures may not equal annual figures due to rounding or differences in the weighted-average number of shares outstanding during the respective periods.

See Note 20 to Consolidated Financial Statements and 11-Year Summary 2004–1994.

11-YEAR SUMMARY 2004–1994 SELECTED FINANCIAL DATA

Diebold, Incorporated and Subsidiaries

(in thousands, except per share amounts and ratios)

	2004	2003	2002
Operating Results			
Net sales	$2,380,910	$2,109,673	$1,940,163
Cost of sales	1,702,526	1,483,977	1,360,965
Gross profit	678,384	625,696	579,198
Selling and administrative expense	341,395	307,986	282,385
Research, development and engineering expense	60,015	60,353	57,490
Operating profit	276,974	257,357	239,323
Other income (expense), net	(313)	7,213	(15,118)
Minority interest	(7,718)	(7,547)	(5,654)
Income before taxes and cumulative effect of accounting change	268,943	257,023	218,551
Taxes on income	84,986	82,274	86,250
Net income	183,957	174,776	99,154
Cumulative effect of a change in accounting principle, net of tax (Note A)	–	–	33,147
Realignment and other charges, net of tax (Note B)	–	–	–
Net income before effect of change in accounting principle and realignment and other charges, net of tax	183,957	174,776	132,301
Diluted earnings per share:			
Net Income	2.54	2.40	1.37
Cumulative effect of a change in accounting principle, net of tax (Note A)	–	–	0.46
Realignment and other charges, net of tax (Note B)	–	–	–
Net income before effect of change in accounting principle and realignment and other charges, net of tax	2.54	2.40	1.83
Dividend and Common Share Data			
Basic weighted-average shares outstanding (Note C)	72,000	72,417	71,984
Diluted weighted-average shares outstanding (Note C)	72,534	72,924	72,297
Common dividends paid	$ 53,240	$ 49,242	$ 47,528
Common dividends paid per share (Note C)	0.74	0.68	0.66
Year-End Financial Position			
Current assets	$1,234,632	$1,105,159	$ 924,888
Current liabilities	728,623	607,811	562,151
Net working capital	506,009	497,348	362,737
Property, plant and equipment, net	268,090	253,155	219,633
Total assets	2,135,552	1,900,502	1,625,081
Other long-term liabilities	31,324	47,617	36,475
Shareholders' equity	1,260,475	1,148,238	940,823
Shareholders' equity per share (Note D)	17.61	15.81	13.05
Ratios			
Pretax profit as a percentage of net sales (%)	11.3	12.2	11.3
Current ratio	1.7 to 1	1.8 to 1	1.6 to 1
Other Data			
Capital and rotable expenditures	$ 61,238	$ 72,820	$ 50,338
Depreciation	53,439	49,653	42,124

Note A – 2002 amounts include a one-time charge of $33,147 ($0.46 per share) resulting from the adoption of SFAS No.142, *Goodwill and Other Intangible Assets*.

Note B – In the second quarter of 1998, the company recorded realignment and special charges of $61,117 ($41,850 after tax or $0.60 per diluted share). The realignment concluded as of December 31, 1999 with $3,261 of the original realignment accrual being brought back through income. In 2001, the company recorded realignment and other charges of $109,893 ($73,628 after tax or $1.03 per diluted share).

Note C – After adjustment for stock splits.

Note D – Based on shares outstanding at year-end adjusted for stock splits.

2001	2000	1999	1998	1997	1996	1995	1994
$1,760,297	$1,743,608	$1,259,177	$1,185,707	$1,226,936	$1,030,191	$863,409	$760,171
1,242,003	1,172,568	802,365	779,457	796,836	672,679	568,978	504,489
518,294	571,040	456,812	406,250	430,100	357,512	294,431	255,682
278,795	281,408	221,393	194,535	191,842	166,572	144,490	128,309
58,321	60,677	52,557	54,215	54,397	50,576	43,130	36,599
138,909	228,955	186,123	106,247	183,861	140,364	106,811	90,774
(34,173)	(21,558)	16,384	15,403	6,894	10,533	6,612	5,152
(4,897)	(3,040)	(1,169)	(1,843)	(5,096)	(4,393)	(200)	(1,948)
99,839	204,357	201,338	119,807	185,659	146,504	113,223	93,978
32,946	67,438	72,482	43,659	63,143	49,079	37,014	30,467
66,893	136,919	128,856	76,148	122,516	97,425	76,209	63,511
–	–	–	–	–	–	–	–
73,628	–	(3,261)	61,117	–	–	–	–
140,521	136,919	125,595	137,265	122,516	97,425	76,209	63,511
0.93	1.92	1.85	1.10	1.76	1.40	1.10	0.93
–	–	–	–	–	–	–	–
1.03	–	(0.05)	0.60	–	–	–	–
1.96	1.92	1.80	1.70	1.76	1.40	1.10	0.93
71,524	71,296	69,359	68,960	68,939	68,796	68,649	68,243
71,783	71,479	69,562	69,310	69,490	69,350	69,022	68,595
$ 45,774	$ 44,271	$ 41,668	$ 38,631	$ 34,473	$ 31,190	$ 29,290	$ 26,682
0.64	0.62	0.60	0.56	0.50	0.45	0.43	0.39
$ 921,596	$ 804,363	$ 647,936	$ 543,548	$ 549,837	$ 487,523	$376,212	$329,658
627,188	566,792	382,407	235,533	242,080	228,220	189,078	159,755
294,408	237,571	265,529	308,015	307,757	259,303	187,134	169,903
190,198	174,946	160,724	147,131	143,901	95,934	84,072	64,713
1,621,083	1,585,427	1,298,831	1,004,188	991,050	859,101	749,795	666,174
20,800	20,800	20,800	20,800	20,800	–	–	–
903,110	936,066	844,395	699,123	668,581	575,570	507,680	459,839
12.66	13.08	11.88	10.15	9.69	8.36	7.39	6.70
5.7	11.7	16.0	10.1	15.1	14.2	13.1	12.4
1.5 to 1	1.4 to 1	1.7 to 1	2.3 to 1	2.3 to 1	2.1 to 1	2.0 to 1	2.1 to 1
$ 65,484	$ 42,694	$ 40,341	$ 30,768	$ 67,722	$ 33,581	$ 35,308	$ 22,641
45,453	35,901	34,709	25,649	18,701	20,984	14,174	13,240

DIRECTORS

Louis V. Bockius III[2,3,4]
Retired Chairman,
Bocko Incorporated
North Canton, Ohio
[Plastic Injection Molding]
Director since 1978

Christopher M. Connor[1]
Chairman and
Chief Executive Officer,
The Sherwin-Williams Company
Cleveland, Ohio
[Manufacturer of
Paint and Coatings]
Director since 2002

Richard L. Crandall[2,3,5]
Managing Director,
Aspen Partners, LLC
Aspen, Colorado
[Private Equity]
Director since 1996

Eric C. Evans
President and
Chief Operating Officer,
Diebold, Incorporated
Canton, Ohio
Director since February 2004

Gale S. Fitzgerald[2,3]
Director,
TranSpend, Inc.
Miami, Florida
[Total Spend Optimization]
Director since 1999

Phillip B. Lassiter[1,3]
Non-executive Chairman
of the Board,
Ambac Financial Group, Inc.
New York, New York
[Financial Guarantee Insurance
Holding Company]
Director since 1995

John N. Lauer[1,3,4]
Retired Chairman of the Board,
Oglebay Norton Co.
Cleveland, Ohio
[Industrial Minerals]
Director since 1992

William F. Massy[2,5]
President,
The Jackson Hole
Higher Education Group, Inc.
Jackson Hole, Wyoming
Professor of Education and
Business Administration, Emeritus,
Stanford University,
Stanford, California
[Education]
Director since 1984

Walden W. O'Dell
Chairman of the Board and
Chief Executive Officer,
Diebold, Incorporated
Canton, Ohio
Director since 1999

Eric J. Roorda[5]
Former Chairman,
Procomp Amazonia
Indústria Eletronica, S.A.
São Paulo, Brazil
[Banking and Electoral
Automation; subsidiary
of Diebold]
Director since 2001

W. R. Timken, Jr.[1,3,4]
Non-executive Chairman
of the Board,
The Timken Company
Canton, Ohio
[Manufacturer of
Tapered Roller Bearings and
Specialty Alloy Steel]
Director since 1986

Henry D. G. Wallace[2,5]
Former Group Vice President
and Chief Financial Officer,
Ford Motor Company
Detroit, Michigan
[Automotive Industry]
Director since 2003

1 Member of the Compensation Committee
2 Member of the Audit Committee
3 Member of the Board Governance Committee
4 Member of the Executive Committee
5 Member of the Investment Committee

OFFICERS

Walden W. O'Dell
Chairman and
Chief Executive Officer

Eric C. Evans
President and
Chief Operating Officer

Gregory T. Geswein
Senior Vice President
and Chief Financial Officer

Michael J. Hillock
President,
International

David Bucci
Senior Vice President,
Customer Solutions Group

Thomas W. Swidarski
Senior Vice President,
Strategic Development and
Global Marketing

James L. M. Chen
Vice President and
Managing Director,
Asia-Pacific

John M. Crowther
Vice President and
Chief Information Officer

Warren W. Dettinger
Vice President,
General Counsel and Secretary

Larry D. Ingram
Vice President,
Global Procurement

Kevin J. Krakora
Vice President and
Corporate Controller

Dennis M. Moriarty
Vice President,
Customer Business Solutions

Daniel J. O'Brien
Vice President,
Global Product Marketing,
Product Management
and Engineering

William E. Rosenberg
Vice President,
Corporate Development

Robert J. Warren
Vice President and Treasurer

Shareholder Information

CORPORATE OFFICES
Diebold, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, Ohio, USA 44720-8077
+1 330 490-4000
www.diebold.com

STOCK EXCHANGE
The company's common shares are listed under the symbol DBD on the New York Stock Exchange.

TRANSFER AGENT AND REGISTRAR
The Bank of New York
800 432-0140 or +1 610 382-5221
E-mail: shareowners@bankofny.com
Web site: www.stockbny.com

General Correspondence:
Shareholder Services Department
P.O. Box 11258
Church Street Station
New York, New York, USA 10286-1258

Dividend Reinvestment/Optional Cash:
Dividend Reinvestment Department
P.O. Box 1958
Newark, New Jersey, USA 07101-9774

ANNUAL MEETING
The next meeting of shareholders will take place at 10:00 a.m. ET on April 28, 2005 at the Kent State University [Stark] Professional Education and Conference Center, 6000 Frank Avenue N.W., Canton, Ohio 44720. A proxy statement and form of proxy will be mailed to each shareholder on or about March 16. The company's independent auditors will be in attendance to respond to appropriate questions.

PUBLICATIONS
The annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports are available, free of charge, on or through the Web site, www.diebold.com, as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. Additionally, these reports can be furnished free of charge to shareholders upon written request to Diebold Global Communications and Investor Relations at the Corporate address, or call +1 330 490-3790 or 800 766-5859.

INFORMATION SOURCES
Communications concerning share transfer, lost certificates or dividends should be directed to the Transfer Agent.

Investors, financial analysts and media may contact the following at the Corporate address:
John D. Kristoff
Vice President, Investor Relations
+1 330 490-5900
E-mail: kristoj@diebold.com

Jean A. Bailey
Vice President, Global Communications
+1 330 490-6103
E-mail: baileyj4@diebold.com

Michael Jacobsen
Director, Global Communications
+1 330 490-3796
E-mail: jacobsm1@diebold.com

DIRECT PURCHASE, SALE AND DIVIDEND REINVESTMENT PLAN

BuyDIRECT℠, a direct stock purchase and sale plan administered by The Bank of New York, offers current and prospective shareholders a convenient alternative for buying and selling Diebold shares. Once enrolled in the plan, shareholders may elect to make optional cash investments.

For first-time share purchase by nonregistered holders, the minimum initial investment amount is $500. The minimum amount for subsequent investments is $50. The maximum investment is $10,000 per month.

Shareholders may also choose to reinvest the dividends paid on shares of Diebold Common Stock through the plan.

Some fees may apply. For more information, contact The Bank of New York [see addresses in opposite column] or visit Diebold's Web site at www.diebold.com.

Price Ranges of Common Shares

	2004		2003		2002	
	High	Low	High	Low	High	Low
First Quarter	$54.82	$46.61	$42.95	$33.50	$43.55	$35.49
Second Quarter	52.87	43.88	43.60	33.75	41.90	35.20
Third Quarter	52.79	44.96	52.30	41.85	37.99	30.30
Fourth Quarter	56.45	44.67	57.43	50.73	41.85	30.98
Full Year	56.45	43.88	57.43	33.50	43.55	30.30



DIEBOLD
We won't rest.

www.diebold.com

Diebold, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, Ohio 44720-8077
USA